Form 20-F
Pacific Asia China Energy Inc.
filed 2007-08-27
CIK 1369123

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Fiscal 2006 Ended February 28, 2007

Annual Report

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

OR

   [ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report  __________

Pacific Asia China Energy Inc.

(Exact name of Registrant as specified in its charter)

SEC File Number: 0-52208

British Columbia

(Jurisdiction of incorporation or organization)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     74,834,781

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                      Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.                                                         Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 63

PACIFIC CHINA ASIA ENERGY INC.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Introduction                                                                 3

PART I

Item 1.    Identity of Directors, Senior Management and Advisors             7

Item 2.    Offer Statistics and Expected Timetable                           7

Item 3.    Key Information                                                   7

Item 4.    Information on the Company                                       15

Item 5.    Operating and Financial Review and Prospects                     29

Item 6.    Directors, Senior Management and Employees                       39

Item 7.    Major Shareholders and Related Party Transactions                49

Item 8.    Financial Information                                            50

Item 9.    The Offer and Listing                                            51

Item 10.   Additional Information                                           55

Item 11.   Quantitative and Qualitative Disclosures About Market Risk       60

Item 12.   Description of Securities Other Than Equity Securities           60

PART II

Item 13.   Default, Dividend Arrearages and Delinquencies                   60

Item 14.   Material Modifications to the Rights of

            Security Holders and Use of Proceeds                            60

Item 15.   Controls and Procedures                                          60

Item 16.   Reserved                                                         61

Item 16A.  Audit Committee Financial Expert                                 61

Item 16B.  Code of Ethics                                                   61

Item 16C.  Principal Accountant Fees and Services                           61

Item 16D.  Exemptions from the Listing Standards for Audit Committees       61

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            61

PART III

Item 17.   Financial Statements                                             62

Item 18.   Financial Statements                                             62

Item 19.   Exhibits                                                         63

INTRODUCTION

Pacific Asia China Energy Inc. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Liberty”, “we”, “our” and “us” refer to Pacific Asia China Energy Inc. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 1620 Dickson Avenue #700, Kelowna, British Columbia, Canada  V1Y 9Y2.  Our telephone number is 250-979-7028.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street, NE, Washington, D.C.  20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF PACIFIC ASIA CHINA ENERGY INC.

Pacific Asia China Energy Inc. (the “Company”) is an oil/gas exploration company.  Its main focus is on exploring two coal-bed methane (“CBM”) projects in mainland China: Baotian-Quigshan Property in the Guizhou Province in south-central China; and the Huangshi Property in the Hubei Province in south-central China.

The Company acquired the Huangshi Property in the December 2005 “reverse take-over” of China Canada Energy Inc. (“CCE”) and the Baotian-Quigshan Property in the March 2006 acquisition of Asia Canada Energy Inc. (“ACE”).

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in mainland China, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

GLOSSARY OF NATURAL GAS AND OIL TERMS

The following are abbreviations and definitions of terms commonly used in the natural gas and oil industry and this report. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf to one barrel.

"Bbl" means a barrel of 42 U.S. gallons of oil.

"Bcf" means one billion cubic feet of natural gas.

"Bcfe" means one billion cubic feet of natural gas equivalent.

"Completion" means the installation of permanent equipment for the production of oil or gas.

"Condensate" means a hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced and is similar to crude oil.

"Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

"Exploratory well" means a well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new productive reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

"Gross" when used with respect to acres or wells refers to the total acres or wells in which we or another specified person has a working interest.

"Mbbls" means one thousand barrels of oil.

"Mcf" means one thousand cubic feet of natural gas.

"Mcfe" means one thousand cubic feet of natural gas equivalent.

"MMbbs" means one million barrels of oil.

"MMcf" means one million cubic feet of natural gas.

"MMcfe" means one million cubic feet of natural gas equivalent.

"Net" when used with respect to acres or wells, refers to gross acres or wells multiplied, in each case, by the percentage working interest owned by us.

"Net production" means production we own less royalties and production due others.

"Oil" means crude oil or condensate.

"Operator" means the individual or company responsible for the exploration,

   development, and production of an oil or gas well or lease.

"Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved developed non-producing" means reserves (i) expected to be recovered from zones capable of producing but which are shut-in because no market outlet exists at the present time or whose date of connection to a pipeline is uncertain or (ii) currently behind the pipe in existing wells,

   which are considered proved by virtue of successful testing or production of offsetting wells.

"Proved developed producing" means reserves expected to be recovered from currently producing zones under continuation of present operating methods.

   This category may also include recently completed shut-in gas wells scheduled for connection to a pipeline in the near future.

"Proved reserves" means the estimated quantities of crude oil, natural gas,

   and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

"Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on un-drilled acreage, or from existing wells where a relatively major expenditure is required for re-completion.

   Reserves on un-drilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other un-drilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"PV-10" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with the

   Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non

  -property related expenses such as general and administrative expenses,

   debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

"R/P Index" means an index of total reserve volumes divided by most recent full-year production.

"Re-completion" means the completion for production of an existing well bore in another formation from which the well has been previously completed.

"Reserve life" means the calculation derived by dividing year-end reserves by total production in that year.

"Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

"Spud" means to commence drilling operations on a well.

"Tcf" means one trillion cubic feet of natural gas.

"Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	mcf	thousand cubic feet
bbls	barrels	MMcf	million cubic feet
Bcf	billion cubic feet
Mbbls	thousand barrels	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	MMcf/d	million cubic feet per day
bbl/d	barrels of oil per day	M³	cubic metres
Mmbbls	million barrels	MMBTU	million British Thermal Units
AOF	absolute open flow	gj	gigajoule (trillion joules)
API	American Petroleum Institute	TCF	trillion cubic feet
ARTC	Alberta Royalty Tax Credit	MMscf	million standard cubic feet
MSTB	thousands of Stock Tank Barrels of oil (oil volume at 60º F and 14.65 PSIA)	NGLS	natural gas liquids

Other:

boe	Barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas (this conversion factor is not based on either energy content or current prices).

$M	Thousands of dollars

$MM	Millions of dollars

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International system of units (or metric units).

To Convert From	To	Multiplied By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Gigajoules	MMBTU	0.950

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- Not Applicable ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for years ended 2/28/2007, 2/28/2006 and the period ended 2/28/2005 was derived from the financial statements of the Company that have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, as indicated in their reports which are included elsewhere in this Annual Report.

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company’s management. The auditor’s responsibility is to express an opinion on the financial statements based on their audit.

The auditor conducted their audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

On 12/30/2005, Permission Marketing Solutions Inc. (“Permission”), the Company, a public company listed on the TSX Venture Exchange, purchased all of the issued and outstanding shares of China Canada Energy Corp. (“CCE”), a private company.  The Company’s name was changed to Pacific Asia China Energy Inc. (“PACE”).

Compensation was the issuance of 10,000,000 common shares of the Company to the shareholders of CCE.  As the transaction constitutes a reverse take-over, the common shares issued for the acquisition are subject to escrow agreements and will be released over a three-year period.  Legally, the Company is the parent of CCE.  However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purpose.  The application of reverse takeover accounting to the above transaction resulted in the following:

a.  The Company’s consolidated financial statements are issued under the name of PACE but are presented as a continuation of the business of CCE.

b.  As CCE is deemed to be the acquirer for accounting purpose, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their historical value.

c.  The number and class of outstanding shares reported are those of PACE,

    adjusted for the acquisition while the dollar amounts relating to share capital, contributed surplus, and deficit are those of CCE.

d.  The comparative figures reported are those of CCE, the continuing entity.

e.  e.  A summary of the reverse-takeover recapitalization adjustments is as follows:

    _______________________________________________________________________

    Net liabilities of PACE assumed                               $537,203

    Acquisition costs                                              382,597

    Excess of purchase price over net assets acquired

      charged to deficit                                          $919,800

    _______________________________________________________________________

f.  The operations of Permission have been included from 12/30/2005 forward.

At 3/20/2006, the Company completed the acquisition of all the outstanding shares of Asia China Energy Inc. (“ACE”).  Consideration was the issuance of 18.5 million common shares of the Company to the shareholders of ACE, valued at $2,867,500.  The operations of ACE have been included from 3/20/2006 forward.

During December 2005 through February 2006, the Company completed five private placements, issuing 35,973,000 common shares, raising $14,716,500.

In May 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500.  Each unit consists of one common share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring 4/5/2009 and 5/7/2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders.  Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring 5/7/2009.

The following table is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  Differences between Canadian GAAP and United States GAAP (USGAAP), as applicable to the Company, are described in footnotes to the financial statements; there are no material numerical differences.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                                                    Year       Year     Period

                                                   Ended      Ended      Ended

                                               2/28/2007  2/28/2006  2/28/2005

Canadian GAAP and USGAAP

Sales Revenue                                        $0         $0         $0

Operating Loss                                   ($2465)    ($1352)      ($42)

Loss for the Period                              ($2169)    ($1329)      ($42)

Basic and Diluted (Loss) per Share               ($0.03)    ($0.10)    ($0.01)

Dividends Per Share                               $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)                            72176      12978      10000

Period-end Shares O/S (000)                       74835      53739       7080

------------------------------------------------------------------------------

Working Capital                                   $1924     $10543       ($37)

Oil and Gas Interests                              8264       1093          5

Long-Term Debt                                        0          0          0

Capital Stock                                     18084      13824         10

Shareholders’ Equity (Deficit)                    15094      12373        (32)

Total Assets                                      16141      12878        568

------------------------------------------------------------------------------

(1) Cumulative Net Loss to 2/28/2007 under US GAAP was ($4,459,728).

(2) FY2005 reflects period from the 9/7/2004 incorporation of CCE.

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the three most recent fiscal periods ended February 28th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

July 2007                                                1.07     1.04    1.07

June 2007                                                1.08     1.06    1.06

May 2007                                                 1.11     1.07    1.07

April 2007                                               1.16     1.11    1.11

March 2007                                               1.19     1.11    1.15

February 2007                                            1.19     1.16    1.14

------------------------------------------------------------------------------

Fiscal Year Ended 2/28/2007                     1.14     1.19     1.11    1.17

Fiscal Year Ended 2/28/2006                     1.19     1.27     1.14    1.14

Fiscal Year Ended 2/28/2005                     1.28     1.40     1.19    1.24

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Pacific Asia China Energy Inc. Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The auditor of the Company is of the opinion, as stated in his notes, that there is substantial doubt about the Company’s ability to continue as a going concern.

Pacific Asia China Energy Inc. Has No Revenues from Operations and No Ongoing Oil/Gas Operations of Any Kind.  The Chances of Pacific Asia China Energy Inc. Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Pacific Asia China Energy Inc. in the exploration of its properties as described herein may not result in discoveries of oil/gas in commercial quantities.  Most exploration projects do not result in the discovery of commercially producible oil/gas deposits and this occurrence could ultimately result in Pacific Asia China Energy Inc. having to cease operations.  Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations.  If that were the case, investors would lose their entire investment in the company.

Pacific Asia China Energy Inc. Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The properties in which Pacific Asia China Energy Inc. has an interest or the concessions in which Pacific Asia China Energy Inc. has the right to earn an interest are in the exploratory stage only and are without a known body of oil/gas.  If Pacific Asia China Energy Inc. does not ultimately find a body of oil/gas, it would have to cease operations.  As stated above, management believes that if reserves were not defined on any of the properties on which Pacific Asia China Energy Inc. has an interest after a period of ten years, the Company would cease operations.  If that were the case, investors would lose their entire investment in the Company.

Pacific Asia China Energy Inc. Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  The sale of securities to the public results in dilution to existing shareholders.

None of Pacific Asia China Energy Inc.’ properties have advanced to the commercial production stage and Pacific Asia China Energy Inc. has no history of earnings or positive cash flow from operations.  Pacific Asia China Energy Inc. does not know if it will ever generate material revenue from oil/gas operations or if it will ever achieve self-sustaining commercial oil/gas operations.  Historically, the only source of funds available to Pacific Asia China Energy Inc. has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

At 7/31/2007, Pacific Asia China Energy Inc. had 5,400,000 share purchase options outstanding and 26,153,116 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 90.469.554 (as of 7/31/2007) to 106,387,897.  This represents an increase of 42% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Pacific Asia China Energy Inc.’s Stockholders.

Because the success of Pacific Asia China Energy Inc. is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 7/31/2007, there were 5,400,000 share purchase options outstanding, which, if exercised, would result in an additional 5,400,000 common shares being issued and outstanding.  For a breakdown of dilution, refer to the risk factor entitled: “Pacific Asia China Energy Inc. Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Pacific Asia China Energy Inc. Could Be In An Amount Great Enough to Force Pacific Asia China Energy Inc. to Cease Operations.

The current and anticipated future operations of Pacific Asia China Energy Inc., including further exploration activities require permits from various national and local governmental authorities in China.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Refer to ITEM 4.B.8 of Form 20-F.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the oil/gas activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Pacific Asia China Energy Inc. to cease operations.  If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Shares of Pacific Asia China Energy Inc. and Shareholders Could Find It Difficult to Sell Their Stock.

Pacific Asia China Energy Inc.’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Pacific Asia China Energy Inc. is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Pacific Asia China Energy Inc.’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Pacific Asia China Energy Inc.’s growth will depend, on the efforts of its Senior Management, particularly its Chairman/CEO/Director, Devinder Randhawa; its President/Director of China Operations/Director, Tunaye Sai; its Executive VP/Director, Steven Khan; its VP Exploration, David Marchioni; and its Chief Financial Officer, Patrick Groening; and its Board of Directors that also includes Thomas Hogan, Norman MacKenzie, and Donald Scoretz.  Pacific Asia China Energy Inc. does not carry key-man insurance on any individuals.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Pacific Asia China Energy Inc. or its Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Pacific Asia China Energy Inc.  Pacific Asia China Energy Inc. is a corporation incorporated in the province of British Columbia, Canada; under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, Pacific Asia China Energy Inc. is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

Pacific Asia China Energy Inc. has never declared or paid cash dividends on its common shares and does not anticipate doing so in the future.  Over the foreseeable future, it is unlikely that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s Common Shares in the foreseeable future, if at all, thereby reducing potential cash flow to its shareholders.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pacific Asia China Energy Inc. (the “Company”) is an oil/gas exploration company.  Its main focus is on exploring two coal bed methane (“CBM”) projects in China: Baotian-Quigshan interest in the Guizhou Province in south-central China; and the Huangshi interest in the Hubei Province in south-central China.

The Company acquired the Huangshi Property in the December 2005 “reverse take-over” of China Canada Energy Inc. (“CCE”) and the Baotian-Quigshan interest in the March 2006 acquisition of Asia Canada Energy Inc. (“ACE”).

The Company’s oil/gas interests are without a known body of commercial oil/gas reserves, and all proposed programs are an exploratory search for coal bed methane.

The Company’s executive office is located at:

  1620 Dickson Avenue #700

  Kelowna, British Columbia, Canada  V1Y 9Y2

  Telephone: 250-868-8177

  Facsimile: 250-868-8493

  E-mail: info@pace-energy.com

  website: www.pace-energy.com

The Company’s registered office is located at:

  Pacific Asia China Energy Inc.

  c/o David Ashby, Barrister and Solicitor

  595 Howe Street, #700

  Vancouver, British Columbia, Canada  V6C 2T5

The Company has no agent in the United States.

The contact person is:  Patrick Groening, Chief Financial Officer.

The Company's fiscal yearend is February 28th.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol “PCE”.

The Company has an unlimited number of common shares without par value authorized.  At 2/28/2007, the end of the Company's most recent fiscal period, there were 74,834,781 common shares issued/outstanding; at 7/31/2007, there were 90,469,553 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation; Name Changes; Corporate Changes

The Company was incorporated pursuant to the laws of the Province of British Columbia on 4/28/1988 under the name “344472 B.C. Ltd.”  On 7/11/1988, the Company's name was changed to “Sarabat Gold Corporation”; on 12/3/1996 to “Consolidated Sarabat Gold Corporation”; on 11/20/1998 to “Artgalerylive.com Management Ltd.”; on 1/18/2001 to Adaptive Marketing Solutions Inc.; on 1/18/2002 to Permission Marketing Solutions Inc.; and on 12/30/2005 to “Pacific Asia China Energy Inc.”

The Company was listed and began trading on the Vancouver Stock Exchange (as it was then called) on 4/19/1990.  The Company consolidated its common shares or a one new for five old shares and increased its authorized share capital to 100,000,000 common shares without par value on 8/27/1996.  The Company again consolidated its common shares on a one new for three old shares on 10/27/1998; consolidated its common shares on a one new for fifteen old shares on 12/20/2000; and consolidated its common shares on a one new for two old shares on 1/18/2002.  At the Company’s annual general meeting held 7/25/2005, the Company adopted new Articles to comply with the new British Columbia Corporations Act, and increased its authorized capital to an unlimited number of common shares without par value.

Historical Corporate Development

In January 2005, the Company entered into the Share Exchange Agreement to acquire all of the shares of CCE.  The trading of its common shares were suspended in February 2005 pending completion of the acquisition.  With the acquisition, the Company was changing its business focus to the exploration, development and exploitation of coal bed methane in China.  During calendar 2005, the Company’s primary focus was completion of the acquisition and providing funding to CCE.  In addition, in August 2005, the Company entered into an option agreement to acquire the shares of ACE, a private company with rights to certain other coal bed methane projects in China.

The acquisition of CCE was completed on 12/30/2005 and the acquisition of ACE was completed on 3/20/2006.  The Company’s common stock began trading as a Tier 2, junior oil and gas exploration company on the TSX Venture Exchange in January 2006.

From December 2005 through February 2006, the Company completed five private placements of equity, raising $14,716,500 and issuing 35,873,000 common shares and 19,888,500 share purchase warrants.

In May 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500.  Each unit consists of one common share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring 4/5/2009 and 5/7/2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders.  Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring 5/7/2009.

Plan Of Operations

Source of Funds for Fiscal 2008 Ending 2/28/2008

The Company’s primary source of funds since incorporation has been through the issuance of equity and borrowing.  Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2007.  As of 5/31/2007, the Company had working capital of $7,645,449.    At 5/31/2007, the Company had 5,400,000 stock options outstanding with exercise prices ranging from $0.50 to $2.38.  At 5/31/2007, the Company had 26,378,116 share purchase warrants outstanding with exercise prices ranging from $0.24 to $0.75, and 1,085,320 agents’ options on units exercisable at $0.50 each.  Each unit consists of one common share and one half-share purchase warrant exercisable at $0.75.

Use of Funds for Fiscal 2008 Ending 2/28/2008

During Fiscal 2008, the Company estimates that it might expend $1,500,000 on general/administrative expenses.  About half or $750,000 will be for wages and consulting fees with the balance expected to be spent on professional, regulatory, and travel expenses.  During Fiscal 2008, the Company estimates that it might expend $2.5 million on property acquisition and property exploration expenses. The largest of these expenses is estimated $2.0 million for drilling and sample testing.  Field personnel costs are estimated at $300,000 with supplies and government exploration fees comprising the remainder at $200,000.

Anticipated Changes to Facilities/Employees

The Company may be required to hire additional employees/experts, particularly in China.

4.B.  BUSINESS OVERVIEW

Pacific Asia China Energy Inc. (the “Company”) is an oil/gas exploration company.  Its main focus is on exploring two coal bed methane (“CBM”) projects in China: Baotian-Quigshan interest in the Guizhou Province in south-central China; and the Huangshi interest in the Hubei Province in south-central China.

The Company acquired the Huangshi interest in the December 2005 “reverse take-over” of China Canada Energy Inc. (“CCE”) and the Baotian-Quigshan interest in the March 2006 acquisition of Asia Canada Energy Inc. (“ACE”).

In February 2006, the Company entered into a Memorandum of Understanding with Mitchell Drilling Contractors Pty Ltd. of Brisbane, Australia ("Mitchell Drilling") for the formation of a Joint Venture Drilling Contractor to provide drilling services in China for coalbed methane gas.  The joint venture company will have the exclusive license to use Mitchell's proprietary drilling Dymaxion System in China.  Dymaxion is a unique and highly effective surface to in-seam drilling technique that Mitchell Drilling has deployed since early 2000.  To date, over 200 Dymaxion wells have been drilled on CBM projects.  In order to obtain the exclusivity and technological rights in China, the Company will issue common shares, valued at approximately AUS$2,000,000.  In addition, the Company provided initial funding by way of a loan estimated at $2 million to the joint venture to acquire a drilling rig.

In April 2006, the Guizhou Pre-Mining Degasification Symposium in Guiyang, Guizhou Province, China, opened the door for a new business opportunity for the Company which would require additional drill rigs.  The Company's joint venture drilling partner, Mitchell Drilling Co., presented their proprietary Dymaxion Drilling System and expertise as an effective method of degasifying coal seams prior to mining.  The joint venture group is currently preparing a business plan for the immediate development of this new strategy in order to address the demand, which arose from the attendees at this symposium.  This plan also provides for a direct marketing program, establishing and staffing a drilling company in China. In February 2007, PACE’s joint venture company, Mitchell Guizhou Drilling Co. Ltd. and an unrelated company, Australian Mining Services International Pty Ltd (“AMSI”), participated in the signing of a multi-company degasification contract with the Shenhua Ningxia Coal Group, a unit of Shenhua Group Corp.  The contract is valued at approximately AU $10 million. PACE’s joint venture company expects to receive about 55% of the total contract value worth AU$5.5 million or US$4,727,381.

The Symposium was organized by the Guizhou Coal Mines Administration Bureau and Guizhou Coal Mines Safety Inspection and Supervision Bureau.  More than 80 participants from about 40 coal mines in Guizhou attended.  The joint venture and speakers from Government-owned mines presented their degasification plans and utilization of coalmine methane.  China currently produces approximately 35 percent of the world's coal, but it also accounts for 80 percent of fatalities attributed to CMM explosions and other safety related issues.  Over 6,000 coalmine workers die annually.  In an effort to improve safety and reduce waste emissions of methane, coal miners are seeking ways to help them accomplish the goal of degasification.

Huangshi Interest

70% Coal Bed Methane Exploration Interest

Hubei Province, South-Central China

Overview

The Huangshi CBM concession is located in Hubei province in central China.  Huangshi, a city of three million is the primary urban center.  It has been a primary coal producing area since 1909.  There is a well-developed transportation infrastructure and it is in close proximity to pipelines.

The concession is 305 square kilometers.  A technical report prepared by Norwest Corporation recommends three-to five well pilot program to test depths at 500 meters to 600 meters.  A drill program is planned to determine gas content and composition, permeability and producibility.  Through post-exploration expenditures will CUCBM finances their 30%.

Fiscal 2006/Fiscal 2007 Activities

As of July 2006, the first two test wells at Huangshi are underway.  Hole HS-01 is currently drilling at 420 meters and hole HS-02 is at depth of 720 meters.  Analysis of coal and gas desorption testing will be carried out.

In April 2006, the Company's subsidiary, CCE, signed a drilling contract with Central South Exploration and Foundation Engineering General Company to drill two wells starting May 2006.  The drilling work is expected to be completed during Summer 2006 and will include gas content measurement and reservoir testing in the target coals.  The company is also pleased that the local Huangshi government has continued to provide great support to this project.

In April 2006, the Company contracted for the construction of a Dymaxion Drill Rig as part of its commitments to the PACE/Mitchell Drilling Contractors joint venture company.  This drill rig is expected to be completed in Fall 2006 and will be ready to be deployed for independent pilot degasification contracts and for the company's own test production plans expected in early 2007.

Mitchell's Dymaxion System is unique in that it uses a combination of oilfield and mineral drilling technology to achieve the desired results at a lower cost.  The Surface to In-Seam (SIS) drilling method utilizes a horizontal intersect with a vertically drilled well, thereby combining the two drilling systems.  This method of drilling has demonstrated higher rates of gas production from medium depth coal seams than vertically drilled wells. In addition, multiple seams can be drilled from a single location, and multiple in-seam holes can be drilled in a variety of patterns to intersect a single producing well, which can enhance overall producibility.  The Dymaxion system is being used in CBM projects in Australia, India and the United States. The 50%-owned PACE/Mitchell Drilling corp. subsidiary will have exclusive rights to the Dymaxion System in China.

Baotian-Quigshan Interest

60% Coal Bed Methane Exploration Interest

Guizhou Province, South-Central China

Overview and Markets

The Guizhou Baotian-Qingshan CBM property is situated in the middle of four provinces in southwestern China.  Altogether, about 235 million people live within a radius of 800 kilometers from the Guizhou CBM property.

Conventional natural gas production occurs in the nearby Sichuan Province.  The other three nearby provinces are short of oil and gas fields and production.  Currently, all these provinces have banned the use of coal for local cooking and boilers.  All the small businesses and residential households derive their energy from imported LPG (bottled gas).  All LPG gas bottles have to be imported from outside the country.

LPG consumption in Yunnan Province alone reaches about 300,000 tonnes per year, and it must be imported from Guangdong Oil Refinery.  To satisfy the demand in the Guizhou and Guangxi Provinces, the total tonnages to be imported will be about 600,000 tonnes.

The potential customers in the Guizhou Province for the Company’s possible production of CBM gas are:

a.  Xingyi City Gas Company is located some 35 kilometers from the property,

    with demand of about 400,000 cubic meters per day equivalent; Xingyi City has a population of about 300,000 and chemical and industrial factories that would use natural gas.  Xingyi City has converted their gas supply system into a natural gas system from coal.  Currently, they are importing some LNG from Xinjiang Autonomous Region by truck, to meet the small required volume.

b. Liu Pansui City is located some 200 kilometers from the property and has a population of 500,000 and with a steel mill and chemical factories.  Their requirement would be about 500,000 cubic meters per day for residential and small commercial users.

c.  Guiyang Aluminum Company is located some 400 kilometers from the property.

    The company is currently using about 320,000 tonnes of heavy fuel oil for their burners to convert 2.0 million tonnes of bauxite ore to aluminum oxide to be used in aluminum smelters.  Preliminary discussions were held with regard to supplying LNG for the conversion of the burners to natural gas instead of using heavy fuel oil.  LNG is currently imported from

    Guangdong Province.  The requirement is in the order of 700,000 cubic meters per day of natural gas.

d. Guiyang City Transport Company is located about 400 kilometers from the property.  The Guiyang City Transport company owns about 1500 buses and

   3500 taxis and is in the process of converting 300 buses and about 300 taxis to LNG-fueled vehicles for the City.  They are currently importing about 50 tonnes per day LNG from the Chongqing LNG plant.  They have indicated to the Company that, if it can supply about 300,000 cubic meters per day of natural gas, they will transform all their buses and taxis into

   LNG-operated vehicles.

With the four aforementioned potential customers, the market demand is about 1.9 million cubic meters per day (66 MMcf/day), not counting the potential demand in other neighboring provinces of the Yunnan and Guangxi.

Exploration Plans

The total contract area covers some 374 square miles.  In Phase One of the exploration phase (24 months), the Company has committed to fully fund the drilling and coring of four exploration wells.  In Phase Two of the exploration phase (24 months), the Company is committed to fully fund the drilling of eight pilot wells or two horizontal wells.

Should the project move to commercial development, CUCBM will have the right to participate in up to 40 percent of the working interest.  The total contract area is 969.9 square kilometers (239,600 acres).

In order to assess the CBM potential of any area, a number of geological and specific coal parameters need to be evaluated.  These will influence the resource potential as a whole, but the impact of each is variable and unique to any reservoir setting.  The geological and coal parameters that control the generation, storage and producibility of gas from coal are:

a.  Reservoir depth: a minimum of 500 feet and maximum of 4,600 feet of coal depth is considered from the point of view of methane absorption, storage,

    reservoir pressure, permeability and drilling costs;

b.  Seam thickness:  a minimum single seam thickness of 3 feet;

c.  Coal composition/rank:  the percentage of ash, moisture, coal quality and maturity (indicated by vitrinite reflectance) influence gas content;

d.  Minimum gas content: 128 scf/ton is an economic consideration in conjunction with the seam thickness;

e.  Permeability:  is essential to allow the methane to desorb from the matrix and flow through the fracture system to the borehole (minimum 1 md);

f.  Saturation:  the retained gas volume within the coal structure and pressure regime will influence the production profile; and

g.  Water utilization:  is an economic consideration directly influencing reservoir production and water disposal.

The Company is in the process of collecting CBM data to assess critical parameters, such as initial gas and water rates, pressures, and permeabilities, to estimate the recovery factors.  This data will be used to determine the economic viability of the project.  The estimated work program for Calendar 2006 includes the acquisition of over 40 miles of 2D seismic lines, and the drilling and testing of six wells in Mayi East and West areas, with an estimated budget of US$1.75 million.

Fiscal 2006/Fiscal 2007 Activities

To date three test wells have been completed.  Preliminary analysis of the coal seams indicate that the findings strongly correlate with the results provided by the Company's independent technical report prepared in December 2005 by Sproule International of Calgary.

Three drill rigs are currently completing the remaining three holes of the program, which is expected to be completed by late Summer 2006.  The results will enable the Company to estimate a gas resource outlined by drilling and model an expected production profile.  Data obtained will further enable the Company to initiate a pilot production program, which will ultimately determine producibility.  It is anticipated that the pilot project will begin in late Calendar 2006.

The third of six test wells, MY-03, at the Mayi West Block, which covers about 138 square kilometers inside the Guizhou Baotian-Qingshan CBM main permit area of 970 square kilometers, was completed 6/22/2006.  Drilling at MY-03 was completed in the Longtan coal formation at a depth of 435 meters.  Eleven coal seams were cored in the sequence and nine seams exceeded one meter in thickness.  The total combined thickness of net coal in these nine seams is 22.14 meters.  The Number 19 seam contains net coal of 7.0 meters.  Net coal in the three main target seams (171, 172 and 19) is 10.96 meters.  The MY03 location was chosen to provide gas content and permeability data at shallow depth.  Together with deeper wells in the program, drilling this location can help define the relationship between these parameters and reservoir depth.

The second of six test wells, ZY-01, was completed in the Longtan coal formation at a depth of 805 meters.  Fifteen coal seams were cored in the sequence and eight seams exceeded one meter in thickness.  The total combined thickness of net coal in these seams is 10.46 meters and the Number 29 seam contains net coal of 2.3 meters.  Early stage desorption data from 12 samples show a range of gas contents between 105 and 407 scf/t (3.3 to 12.7 m3/t) after four-to-nineteen days of testing.  These values will be exceeded as desorption will not be completed for several weeks.  An injection/fall-off test on two target seams was unsuccessful due to the failure of packers during the test.  The drilling and work programs are proceeding on schedule and preliminary results are similar to those previously achieved by the Coal Geology Exploration Bureau of Guizhou Province, and whose data was used by Sproule International Ltd. in their CBM resource analysis.

Drilling at the first of the six test well, MY-01, was completed at a depth of 790 meters and has cored 11 coal seams in the Longtan Formation, including main target coal seams 17-1, 17-2, and 19.  The total combined thickness of net coal in all seams is 21.4 meters and the total combined net coal thickness of the two major coal seams (17 and 19), which are undergoing formation tests, is 8.1 meters.  Twenty coal samples from nine seams were desorbed on-site and initial gas content is in the range of 5-12 cubic meters per tonne of coal (160-385 scf/t) within six to nine days of desorption time.  Samples have been sent to the lab for further analysis in Xian where desorption tests will continue for an additional 60 days.  By comparison, coals of the Mannville and Horseshoe Canyon Formations in the Western Canada Basin have reported gas content in the ranges of 110 to 350 scf/t and 60 to 175 scf/t respectively at similar depths.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.  At 2/28/2005, all of the Company’s assets were located in Canada.  At 2/28/2006, $11,785,361 of its assets were located in Canada and $1,092,727 were located in China.  At 2/28/2007, $2,970,600 of its assets were located in Canada and $19,170,357 were located in China.

4.C. Organization Structure

The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has three wholly-owned subsidiaries:

A.  China Canada Energy Inc.

    Incorporated in British Columbia, Canada on 9/7/2004

    Acquired on 12/30/2005; and

B.  Asia Canada Energy Inc.

    Incorporated in Alberta, Canada on 10/29/2004

    Acquired on 3/20/2006

C.  ALV Management Ltd. (inactive)

    Acquired on 7/19/1999

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 900 sq. ft. at 1620 Dickson Avenue #700, Kelowna, British Columbai, Canada  V1Y 9Y2.  The Company began occupying these facilities in 2004.  The Company rents the offices on a month-to-month basis for $2,255 per month.

Pacific Asia China Energy Inc. (the “Company”) is an oil/gas exploration company.  Its main focus is on exploring two coal bed methane (“CBM”) projects in China: Baotian-Quigshan interest in the Guizhou Province in south-central China; and the Huangshi interest in the Hubei Province in south-central China.

Funding requirements for option agreements and joint ventures:

a.  ACE property or Guizhou CBM concession: $US8 million over next four years;

b.  CCE property or Huangshi CBM concession: $1.5 million over next two years;

c.  PACE Mitchell JV: must loan the JV AUS$2.5 to construct first drill rig.

The Company’s exploration interests are without a known body of commercial oil/gas and all proposed programs are an exploratory search for coal bed methane.

Huangshi Property

70% Coal Bed Methane Exploration Interest

Hubei Province, South-Central China

Figure No. 1

Huangshi CBM Project

Acquisition Details

The Huangshi CBM Project was acquired in the reverse-takeover of CCE on 12/30/2005.  Compensation was the issuance of 10,000,000 common shares.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project is located in the administration area of Huangshi City, Hubei Province.  Hubei Province, located in the heart of central China, is in the middle reaches of the Yangtze River.  Railways and highways run across the whole territory of the province.  As a result Hubei is a place of strategic importance between the surrounding provinces.  The transportation network is well developed.  Shanghai-Chengdu Freeway and Interstate Highway No. 106 cross the area in the north and west.  Wuchang-Huangshi-Jiujian Railway links eastward with Hangzhou-Nanchang Railway, westward with Beijing-Guangzhou Railway.  The railway and freeway are connected to the Southern China transportation center in Wuhan, the capital of the province.  The Yangtze River is also a major transportation route.  The provincial roads connect most of the towns and local secondary roads provide access to the villages.

Hubei province is a sub-tropical climate region.  Average annual temperature ranges from 15OC to 170C with a low of 100C in January, and a high of 300C in July.  In the Huangshi administration area the temperature ranges from a high of 400C to a low of -100C.  Temperatures in spring are quite variable and in the autumn decrease rapidly to the winter temperature ranges.  The provincial precipitation ranges from 800mm-to-1600mm.  The annual precipitation in the Huangshi administration area ranges from 1400mm-to-1600mm.  High precipitation occurs in the summer, especially in June and July.  The province-wide precipitation ranges from 300mm-to-700mm in the summer and from 30mm-to-190mm in the winter.

Huangshi is one of the major industrial cities in Hubei Province.  Of the total population of 2.5 million, approximately one million people are working in non-agricultural industries.  The area of Huangshi totals 463,000 hectares of which 112,900 hectares is arable land, 380,800 hectares is forested and 70,800 hectares is rivers and lakes.  Wheat and rice are the main farming crops.  Hubei is a main agricultural exporting province in China.  There are seventy-eight identified mineral resource types in Huangshi, of which iron, copper and coal are the dominate ones in the province.  Huangshi Coal Mining Company is the primary coal producer with five operating mines producing about 600,000 tons/year.

In addition to its well-developed transportation systems, Hubei Province is an important base of heavy industry in the country.  In the 1880s, the first iron mining and iron factory of China were built and coal mining commenced in 1909.  Currently the province has developed a complete industrial system with automobile, iron and steel, mechanical and electrical equipment, textile, chemical industry and building materials being the main industries.  The “Golden Triangle” in the province, centered with the capital city, Wuhan, surrounded by Huangshi, Yichang, and Xiangfan, has developed into an automobile, metallurgical and chemical industrial area.  Huangshi plays an important role with its developed steel and cement companies, coal, iron and copper mining companies.  There are middle-pressure coal and gas pipelines connected to the downtown of Huangshi city, Nanhu, Xialu and Tieshan districts.  Proposed pipelines extend southeast along the Yangtze River and further to the southern suburbs.  The telecommunication system is very well developed.  Most families have telephones and cell phones, even in the mountainous villages.

Hubei Province is mainly open to south and bounded by mountains on the other three sides.  Of the total provincial area, approximately 56% is mountainous, 24% is hilly and about 20% is plains.  Huangshi is located in the northern side of Mufu Mountain, between the mountainous areas and Yangtze plain; low hilly relief is the typical physiography.  The elevation of the highest mountain is approximately 860m, but in most of the area the elevations range from 120 meters-to-200 meters.  The elevation of the mining area ranges from 40 meters-to-350 meters.  Hubei is called “The Lakeland” province of China.  There are 1,066 lakes, but only 320 remain; the others have been reclaimed.  Yangtze River runs across part of the province with 1,193 tributary streams in variable sizes.  Huangshi is on the southern bank of Yangtze River with Daye, Bao’an lakes as well as other small lakes and streams.

Prior Exploration

The coal mining development in the Huangshi area started around 1909 and mining has continued since that time.  Huangshi is considered to be a primary coal producing area and has been extensively explored.  This is exemplified by the fact that there are 202 geological reports published prior to 1991, of which 102 relate to the coal resources of this area.  Coal from this area is very high rank and mining of it is accompanied by frequent and significant events related to emission of natural gas from the coal seams.  This coal seam gas history is well documented and knowledge of it was partly responsible for the first initiatives taken towards the development of CBM from this region.  In 1999 professionals from Gladstone met with individuals from CUCBM and suggested the concept of the Huangshi CBM project.  Gladstone’s personnel had identified the area through methane frequency signatures on satellite imagery and considered that those anomalies showed this area to be suitable for potential CBM production.  CUCBM and Gladstone started work to develop a Production Sharing contract in 2001.  That work culminated in the signing of the Production Sharing Contract in Beijing on 10/10/2003.

Baotian-Quigshan Interest

60% Coal Bed Methane Exploration Interest

Guizhou Province, South-Central China

Figure No. 2

Guizhou Province

Acquisition Details

The Baotian-Quiqshan CBM Project was acquired on 3/20/2006 in the purchase of ACE.  Compensation was the issuance of 18,000,000 common shares of the Company, and a commitment to raise US$8,000,000 to fund the project.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project is located just south of the town of Panxian, approximately 300 kilometers southwest of the provincial capital of Guiyang, in Guizhou Province.   A state highway connects Panxian to Guiyang.  From Panxian to the project area, local access roads lead to the several towns and villages in the project area.

Guizhou Province lies within the subtropical climate monsoon region.  It has few seasonal changes with frequent cloudy skies and rain.  The average temperature is 33o to 50o Fahrenheit in January; and 63o to 82o Fahrenheit in July.  The region receives an average of 60 inches of rain annually.

Summary of Sproule Report

An independent study by Sproule Associates Limited, expert geological consultants, indicated that discovered CBM resources are associated with the coals on the Company land in the area of the Qinshan Syncline, within the bounds of the Production Sharing Contract For Exploration of Coalbed Methane Resources in the Baotian-Qingshan Property,Guizhou Province, People’s Republic of China.  The specific CBM and coal data on of the Company’s lands is limited. The report is based on investigations and data gathered by the Company and Sproule’s discussion with the Company’s technical group in Guiyang and Guizhou Coal Bureau, Guizhou Province during their visit. Additional data used in the report are from published public information, the Company’s files and from the Sproule non-confidential database.

The total contract area covers some 970 square kilometers (374 square miles).  The estimated work program for 2006 includes the acquisition of over 65 kilometers (40 miles) of 2D seismic lines, and the drilling and testing of six wells in Mayi East and West areas, with an estimated budget of US$1.75 million.

Since the Company has not tested any CBM wells in the area, additional technical work is required to determine the quality of the coal reservoir properties and economic viability of the resources.

The principal risk facing the Company is the producibility of the coals. The probability of success will be assessed using the data collected from the proposed drilling program in order to derive an expected production profile and value of the deposit. The critical data required are:

a.  Flow test (volumes of gas and water);

b.  Reservoir pressure (normal, under- or over-pressured regime);

c.  Coal permeability (absolute and relative);

d.  Additional gas content and composition; and

e.  Adsorption isotherm.

Regional Coal Geology and Structural Setting

The Qingshan Syncline is located in southwestern Guizhou Province, with the uplifted Bihengying Anticline forming its north boundary and a NW-SE trending fault forming its SW boundary. It is surrounded by basalt on the west, north and east sides, and covers an area of 1,268 square kilometers (313,200 acres).  The Qingshan Syncline has the northeast trending Shizong-Anshun- Guiyang normal fault running along its major axis.  The Youjiang Uplift in the southeast caused weathering and erosion of the eastern arm of the syncline.  In terms of geological time, movement of the earth’s crust in this area created well-developed fractures in the Qingshan Syncline. These fractures could provide favorable conduits for CBM flow.

The Qingshan Syncline is located in the southeastern corner of West Guizhou Depression between the East Yunnan Slope and West Guizhou Slope in the Late Permian Upper Yangtze coal basin of West Guizhou, East Yunnan and South Sichuan. Numerous basins with extensive coal measures are located in the general area of Guizhou and Yunaan provinces.

The West Guizhou Depression occurs as a triangle bordered by the northwest trending Shuicheng-Ziyun Fault, the somewhat north-south trending Panxian Fault and the northeast trending Shizong-Guiyang Fault.  The Liupanshui Region is in the center of this triangle, with the Shuicheng and Panxian delta sediments deposited on the west side, and the Qinglong-Xingren barrier bar deposited in the southeastern side.  The central Puan area has marine argillite deposited in open marine environment.

The Qingshan Syncline is located in the coal-rich region along the ancient Permian shore.  The coal-bearing strata here is approximately 300 meters (985 feet) thick. In the northwestern part of the syncline, known as the Mayi area, there are 31 coal seams. It is believed that between seven and twelve of these seams are commercially minable. The cumulative coal thickness ranges from 10 meter-to-32 meter (30-to-100 feet), of which .  The total minable coal thickness averages some 10 meter (30 feet).  Most of the coal seams occur at depths of less than 2,000 meter(6,500 feet); average burial depth is less than 1,500 meter (4600 feet).

Coal Geology

The strata can be divided into, in descending order, the capping bed of the Lower Triassic Feixianguan Formation (T1f), the Upper Permian coal-bearing Changxing Formation (P2c), and Longtan Formation (P2l), and the Upper Permian basement Emeishan Basalt (P2β).

The coals of the Changxing and Longtan Formations form a set of fine gray clastic rocks.  The Changxing Formation is about 100 meter (300 feet) thick.  It is comprised of argillaceous siltstone, silty mudstone, and is intercalated with mudstone (locally containing carbonaceous and kaolinitic matter).It contains eleven coal seams.  The Longtan Formation is about 150 meter (500 feet) thick and consists mainly of argillaceous siltstone, siltstone, silty mudstone intercalated with mudstone (locally containing siderite inclusions, laminae and pyrite inclusions), fine-grained sandstone and a few marls.  It contains six coal seams.  Three main coal seams are present in the upper, middle and lower parts of Changxing Formation; four main coal seams occur in the upper part of Longtan Formation.

The total coal thickness at this location amounts to 26.25 meter (86 feet) in 18 coal seams and 20.0 meter (65 feet) in seven seams thicker than one meter (three feet).  In the northwestern part of the Qingshan Syncline, the coal is thinner and mapping of the target seams No. 17-1, 17-2 and 19 shows an average thickness of 9.2 meter (30 feet).

Market, Transportation, and Production Forecast

The Guizhou Baotian-Qingshan CBM property is situated in the middle of four provinces in southwestern China.  The four provinces are: the Guizhou Province - with a population of about 40 million; the Yunnan Province - with a population of about 45 million; the Guangxi Autonomous Region - with a population of about 35 million; the Sichuan Province – with a population of about 90 million; and Chongqing City – with a population of about 25 million.

Altogether, about 235 million people live within a radius of 800 kilometers from the Guizhou CBM property.

Conventional natural gas production occurs in Sichuan Province.  The other three provinces are short of oil and gas fields and production.  Currently, all these provinces have banned the use of coal for local cooking and boilers.  All the small businesses and residential households derive their energy from imported LPG (bottled gas).  All LPG gas bottles have to be imported from outside the country.

LPG consumption in Yunnan Province alone reaches about 300,000 tonnes per year, and it must be imported from Guangdong Oil Refinery.  To satisfy the demand in the Guizhou and Guangxi Provinces, the total tonnages to be imported will be about 600,000 tonnes.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion the fiscal years ended 2/28/2007 and 2/28/2006 and the period ended 2/28/2005 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

This discussion should be read in conjunction with financial statements and related notes of the Company for the year ended 2/28/2007 (the “Financial Statements”).  The information in this management Discussion and Analysis (“MD&A”) contains forward-looking statements.  These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements.

The Company is a junior resource issuer primarily engaged in the acquisition, exploration and development of coalbed methane (CBM) properties in China.  Management believes that the development of CBM properties in China presents an opportunity for the following reasons.

a.  Increased energy demand in China.  China recently passed Japan as the world’s number 2 importer of oil.  In addition, demand for electricity is growing at a rate of 9%-10% per year;

b.  China has vast underdeveloped energy resources;

c.  The Chinese Government established the China United Coalbed Methane

    Corporation (CUCBM) to oversee CBM exploration and development, and encourage participation with international partners; and

d.  China is one of the world’s largest producers and consumers of coal.

    A need to degasify their coal deposits for new energy, mine safety, and environmental improvement has been recognized.

In 1998, Chevron-Texaco signed the first international Production Sharing Contract (PSC) with the China United Coalbed Methane Company.  Approximately 21 PSCs with international companies have been entered into since that time.  In 2006, Pacific Asia China Energy Inc, through its two wholly owned subsidiaries China Canada Energy Inc (Huangshi Project) and Asia Canada Energy Inc (Baotian-Quigshan Project, also known as the Guizhou project) became the first Canadian company to explore for and develop CBM resources in China.

Corporate Development

On 12/20/2005, Permission Marketing Solutions Inc., a British Columbia company, completed a reverse takeover of China Canada Energy Corp (“CCE”) and changed its name to Pacific Asia China Energy Inc.  On 1/4/2006, the Company began trading on the TSX Venture Exchange as a Tier 2 ‘Oil and Gas’ company under the trading symbol, “PCE”.

On 12/30/2005, the Company completed a share exchange agreement with CCE whereby the Company acquired all the issued share capital of CCE in exchange for issuing 10,000,000 common shares of the Company to the shareholders of CCE.  As the transaction constitutes a reverse take-over, the common shares issued for the acquisition are subject to escrow agreements under the Toronto Venture Exchange and will be released over a three-year period.  Legally, the Company is the parent of CCE.  However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purpose.  The application of reverse-takeover accounting to the above transaction resulted in the following:

a.  The consolidated financial statements are issued under the name of

    PACE but are presented as a continuation of the business of CCE;

b.  As CCE is deemed to be the acquirer for accounting purpose, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their historical value;

c.  The number and class of outstanding shares reported are those of

    PACE, adjusted for the acquisition while the dollar amounts relating to share capital, contributed surplus, and deficit are those of CCE;

d.  The comparative figures reported are those of CCE, the continuing entity;

e.  As PACE had a net asset deficiency at the date of the reverse takeover, the excess of liabilities assumed over identifiable assets acquired, and the estimated value for the common shares issued and stock options granted in connection with the

    acquisition, have been treated as a capital transaction and charged to deficit.  No amount is recorded as goodwill.

f.  A summary of the reverse-takeover recapitalization adjustments is as follows:

    _______________________________________________________________________

    Net liabilities of PACE assumed                               $537,203

    Acquisition costs                                              382,597

    Excess of purchase price over net assets acquired

      charged to deficit                                          $919,800

    _______________________________________________________________________

Pursuant to a Share Purchase Option Agreement dated 8/29/2005, the Company was granted the right and option to acquire all of the issued and outstanding shares of ACE, a private Alberta corporation which holds certain CBM interests in China, in consideration of the issuance of 18,500,000 common shares of the Company, and a commitment to raise US$8,000,000 to fund the project.  Subsequent to fiscal yearend, the option to acquire ACE was exercised in full.

The Company’s primary objective is to acquire CBM properties in China and to finance their exploration and development through equity financing, by joint venture, option agreements or other means.  Production Sharing Contracts for two CBM concessions in China have been formally signed.  A Memorandum of Understanding (MOU) on a third concession (China Canada Energy - Chenzou), and an option agreement on a fourth CBM concession (Asia Canada Energy - Jiaozuo) have been entered into.

On 12/30/2005, the Company completed its reverse takeover of China Canada Energy Inc. and the previous announced financings.  The acquisition of ACE (Guizhou Project) and subsequent private placement financing #5 (10,000,000 units @ $0.50 per unit, see financings) was deferred until receipt and approval by the Toronto Venture Exchange of a consultant’s technical report regarding the Guizhou CBM concession.  Approval by the Toronto Venture Exchange was received subsequent to fiscal yearend and the funds from private placement financing #5 were released to the Company.

On 2/6/2006, to advance long-term development plans, the Company signed a Memorandum of Understanding (MOU) with Mitchell Drilling Contractors Pty Ltd. (“Mitchell Drilling”) of Australia for the formation of a Joint Venture Drilling Contractor to provide drilling services in China for coalbed methane gas ("CBM") and coal degasification projects.  It was proposed that the Joint Venture Company be granted the exclusive license to use Mitchell's proprietary drilling Dymaxion System in China.  Dymaxion is a unique and highly effective surface to in-seam drilling technique that the company has deployed since early 2000.  To date, over 200 Dymaxion wells have been drilled on CBM projects.

In November 2006, PACE Mitchell Drilling Corp was created by the completion of a definitive joint venture agreement and license agreement between PACE and Mitchell Drilling.  PACE now owns 50% of PACE Mitchell Drilling Corp with Mitchell Drilling owning the remaining 50%.  In order to obtain the exclusive technological rights to the Dymaxion drilling platform in China, PACE issued 1,075,950 common shares to Mitchell Drilling and advanced loans for the construction of two Dymaxion drilling rigs.  The first rig was delivered to China in February 2007.  The second drill rig is being prepared for transport to China during the first quarter of Fiscal 2008.

The Company established an independent Corporate Advisory Board.  On 2/21/2006, Mr. Michael Halvorson and Mr. James Douglas Brown were appointed to the Advisory Board.

Performance Summary

The Company’s primary objective is to acquire CBM properties in China and to finance their exploration and development through equity financing, by joint venture, option agreements or other means.  Production Sharing Contracts for two CBM concessions in China have been formally signed.  A Memorandum of Understanding (MOU) on a third concession (China Canada Energy- Chenzou), and an option agreement on a fourth CBM concession (Asia Canada Energy- Jiaozuo) have been entered into.

Exploration on the Guizhou CBM concession began in March 2006, and final test results were received early in 2007. Six slim hole wells were drilled to depths between 350-900m. The test wells will allow the Company to evaluate the key production factors including reservoir pressure, coal permeability, gas content and composition, coal saturation, and water volume/quality. Data collected and analyzed confirmed data found in the Sproule International technical report which further enabled the Company to prepare plans for a pilot test well program.

At Huangshi, technical drilling difficulties were encountered resulting in termination of the slim-hole exploration program. The project is under evaluation for the identification new drill targets for slim-hole drilling.

On 5/3/2006, Mr. Tunaye Sai was appointed President of Pacific Asia China Energy.  Mr. Sai is a mining engineer with over 35 years international experience in the resource sector.  Dr. David Marchioni was appointed Vice President, Exploration.  Dr. Marchioni is a coal and CBM expert based in Calgary, Alberta.  The following month, Mr. Peter Pacey was appointed Country Manager of the Company’s drilling operations.  Mr. Pacey has over 20 years CBM drilling experience with a number of Australian drilling companies.

In November 2006, PACE Mitchell Drilling Corp was created as a 50% owned subsidiary. The premise behind the creation of Pace Mitchell Drilling Corp is to enable the Company to advance long-term CBM development plans.  However, China has recently prioritized coal-mine degasification to reduce the thousands of accidental mining fatalities as a result of methane explosions and to lower the world’s largest volume of harmful coal mine methane emissions.  As a result PACE Mitchell Drilling has identified potential degasification opportunities. Marketing efforts were initiated and the Company entered into discussions for potential contracts.

On 2/29/2007, the Company’s PACE Mitchell Drilling subsidiary signed its first coal degasification with the Shenhua Group, China’s largest coal producer.  The contract was awarded to a consortium of 4 companies and is valued at AU$10 million (US$8.3 million).  PACE Mitchell Drilling is expected to receive approximately 55% or AU$5.5 million ($US4.73 million).  Pace Mitchell Drilling will provide drilling services using the Dymaxion drilling platform and ancillary services to degasify the Baijigou Coal Mine located in Ningxia Province.  The project is expected to be completed before Fiscal 2008 yearend.  Marketing efforts are continuing for additional potential degasification contracts.

Results of Operations

Fiscal 2007

General and administrative expenses for Fiscal 2007 increased to $2,465,251 from $1,352,310 in Fiscal 2006, as the activity of the Company increased significantly to begin development of its recently acquired properties.  A large portion of the increase is attributed to non-cash expenses of $630,347 (2006 = $399,487) from stock based compensation.  Consulting Fees were $626,480 versus $545,964; Wages and Benefits were $183,084 versus $nil; Business Development was $158,117 versus $135,232; Conferences were $149,150 versus $nil; and Advertising was $108,500 versus $nil.

Net Loss was ($2,168,632) versus ($1,328,855).  Basic and Diluted Loss Per Share was ($0.03) versus ($0.10) last year.  Weighted Average Number of Shares used in the calculation of Loss Per share was 72176,390 versus 12,978,823.

For Fiscal 2006 and Fiscal 2007, the Company spent the following on acquisition and exploration:

______________________________________________________________________________

                                                                         Total

                                         Huangshi     Guizhou         Property

                                         Property    Property     Expenditures

------------------------------------------------------------------------------

Acquisition cost                         $ 756,172         $nil     $ 756,172

Deferred exploration cost:

  Geologists                                23,131            -         23,131

  Office and miscellaneous                  13,499            -         13,499

  Personnel fees                           271,006            -        271,006

  Travel                                    28,919            -         28,919

Resource Property Balance, 2/28/2006    $1,092,727            -     $1,092,727

------------------------------------------------------------------------------

Deferred exploration costs:

  CUCBM Fees                                75,032      295,518        370,550

  Geological Expenditures                  120,903      708,806        829,709

  Supplies                                  46,840      238,455        285,295

  Personnel                                200,028      318,039        518,067

  Travel                                    24,400      202,760        227,160

  Drilling, testing and operation          327,715    1,087,533      1,415,248

Resource Property Balance, 11/30/2006   $1,887,645   $6,376,310     $8,263,955

______________________________________________________________________________

Fiscal 2006/2005

General and administrative expenses for Fiscal 2006 increased to $1,352,310, as the activity of the Company increased significantly to begin development of its recently acquired properties.  Consulting Fees were $545,964; Stock-based compensation was $399,487, and Business Development costs were $135,232.

Basic and Diluted Loss Per Share was ($0.10) versus ($0.01).  Weighted Average Number of Shares used in the calculation of Loss Per share was 12,978,823 versus 10,000,000.

Fiscal 2005 represents the period from the 9/7/2004 incorporation of CCE until fiscal yearend at 2/28/2005.  Operating Expenses totaled $42,441.  Net Loss was $42,441.  Basic and Diluted Loss Per Share was ($0.01).

Liquidity/Financings

The Company does not have any operating revenues and as a junior resource company engaged in CBM exploration and development, the Company does not anticipate generating any operating revenues in the next few years.  Historically, the Company has received only investment income revenue on cash reserves held.  The Company expects investment income on cash balances to be the only source of its income for the next few years.  The Company expects to rely upon equity financing as its primary source of funding.

The Company intends to raise funds by way of equity financings to meet its financial obligation under the proposed terms of the Agreement.  To date the Company has completed six private placements, ranging in price from $0.12 to $0.55 and raised $23.2 million.

Short-term investments are short-term deposit certificates issued by a Canadian chartered bank.  The certificates are redeemable without penalty and bear interest at 4%.

CCE borrowed an aggregate US$600,000 pursuant to two bridge loans from third party lenders.  Those bridge loans were paid out from proceeds received from the Company.  Upon closing of the Agreement on 12/20/2005, the Company issued 600,000 bonus shares to the lenders as allowed under Toronto Venture Exchange policy.

Financings

a.  The Company completed the first private placement that consisted of 6,500,000 subscription receipts at a price of $0.12 per receipt for proceeds of $780,000.  Each subscription receipt was converted to one unit in the capital of the Company.  Each unit was comprised of one share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.24 per share and expire 12/20/2007.

b.  The Company completed a second private placement that consisted of 2,150,000 subscription receipts at a price of $0.25 per receipt for proceeds of $537,500.  Each subscription receipt was converted to one unit in the capital of the Company.  Each unit was comprised of one share and one half-share purchase warrant. Each full warrant entitles the holder to acquire one additional share at $0.50 per share and expire 12/20/2007.

c.  The Company completed a third (brokered) private placement for gross proceeds of $6,617,000 consisting of 13,234,000 purchase receipts at $0.50 per receipt.  Each purchase receipt was converted to one unit in the capital of the Company, with each unit comprised of one common share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.75 per share and expire 12/20/2007.  In consideration of acting as agent, Canaccord Capital Corporation (“Canaccord”) received:

   i.   8% cash commission ($529,360);

  ii.  10% Agent’s Compensation Options entitling Canaccord to purchase

         1,323,400 Units at $0.50 per Unit expiring 12/20/2007;

 iii.  125,000 units as a Corporate Finance Fee; and

  iv.  an administration fee of $5,000; and expenses of $60,000.

All units issued to or acquired by Canaccord are on the same terms acquired by subscribers.

d.  The Company completed a fourth private placement for gross proceeds of $1,782,000 that consisted of 3,564,000 subscription receipts at a price of $0.50 per receipt.  Each subscription receipt was converted to one unit in the capital of the Company, each unit comprised of one share and one share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.75 per share and expire 12/30/2007.  In connection with the placement, the Company paid finder’s fees of $117,040.

e.  The Company completed a fifth private placement for gross proceeds of $5,000,000 that consisted of 10,000,000 subscription receipts at a price of $0.50 per receipt.  Each subscription receipt was converted to one unit in the capital of the Company, each unit comprised of one share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.75 per share and expire 2/28/2008.  In connection with the placement, the Company paid finder’s fees of $212,980.

f.  In May 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500.  Each unit consists of one common share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring 4/5/2009 and 5/7/2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders.  Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring 5/7/2009.

Exploration Expenditure Obligations

The Company is required to spend up to US$1.5 million on exploration and a pilot production program on the Huangshi property.  Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas the Company would be responsible for 70% of the post-exploration capital expenditures for a 70% interest in the project and CUCBM would be responsible for 30% of the post-exploration capital expenditures for a 30 % interest in the project.

At Guizhou, the Company is required to spend up to US$8,000,000 on exploration and a pilot production program.  Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 60% of the post-exploration capital expenditures for a 60% interest in the project, while CUCBM would be responsible for 40% of the post-exploration expenditures for a 40% interest in the project.

Transactions with Related Parties

During Fiscal 2007, the Company entered into the related party transactions:

a.  Paid or accrued management consulting fees in the amount of $60,533 to a company controlled by Steven Khan, a Director and Executive Vice-President of the Company.

b.  A company controlled by Devinder Randhawa, the Chairman and CEO of the Company, received $136,259 in management consulting fees.

c.  A company controlled by David Marchioni, a Director and Vice President of Exploration, received $84,000 for his services.

d.  Tunaye Sai, a Director and President of the Company received $76,667 for his services.

e.  Patrick Groening, the Chief Financial Officer, received $48,000 for his services.

f.  Issued 5,000,000 shares to Devinder Randhawa in conjunction with the acquisition of ACE.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables accounts.  It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.  The Company is subject to financial risk arising from fluctuations in foreign payable and accrued liabilities and amounts due to related parties.  Unless otherwise noted, it is currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Subsequent to 2/28/2007 fiscal yearend through 7/31/2007:

a.  On 5/7/2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500.  Each unit consists of one common share and one half share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring 4/5/2009 and 5/7/2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders.  Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring 5/7/2009.

b.  Issued 237,500 common shares for proceeds of $57,000 pursuant to the exercise of share purchase warrants.

Critical Accounting Policies

Management is required to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, the Company evaluates its estimates and assumptions.  It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.  Actual results may differ from these estimates under different assumptions or conditions.  The significant US GAAP versus Canadian GAAP accounting policies critical to aid in fully understanding and evaluating reported financial results include the use of full-cost accounting for oil and gas operations under US GAAP.

Full Cost Accounting

The full cost method accounting for coal bed methane operations under Canadian and US GAAP differ in the following respect.  Under US GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated un-escalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes.  Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairment exists.  However, in Canada, the impaired amount is measured using the fair value of proved and probable reserves.  There were no impairment charges under Canadian GAAP or US GAAP.  Presently the Company does not have proven reserves or positive cash flows from its resource properties and is unable to predict if or when positive cash flows can be achieved.

Recent USGAAP Accounting Pronouncements

a.  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after 11/15/2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

b.  In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after 12/15/2006.  The implementation of SFAS No. 158 did not have any material impact on the Company’s financial position and results of operations.

c.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after 11/15/2007, which for the Company would be the fiscal year beginning 3/1/2008.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

d.  In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after 11/15/2006.  The adopting of SAB No. 108 did not have a material effect on the Company’s financial statements.

Significant Accounting Policies

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”) on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (”VIE”).  An enterprise holding other that a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company is considered the primary beneficiary of its 50% owned subsidiary, PACE Mitchell Drilling Corp. and has consolidated the subsidiary into its financial statements for the year ended 2/28/2007.

Change in Accounting Policy Including Initial Adoption

Financial instruments

Effective 3/1/2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These new sections, which apply to fiscal years beginning on or after 10/1/2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income that is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities that are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company is required to classify its cash and cash equivalents, short term investments, receivables, accounts payable and accrued liabilities amounts due to related parties.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trend information

5.G.  Safe harbor.

    --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements

5.F.  Tabular disclosure of contractual obligations

Exploration licenses:  The Company holds, or is in the final stages of application for, exploration licenses in China.  Licenses have commitments for exploration expenditures over the next four years of $9.5 million.

Acquisitions:  In connection with the purchase of ACE, the Company issued 18,500,000 common shares (including finder’s fee).

Other than disclosed above, we do not have any contractual obligations and commitments as of 7/31/2007 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

July 31, 2007

______________________________________________________________________________

______________________________________________________________________________

                                                                       Date of

                                                                         First

                                                                   Election or

Name                        Position                  Age          Appointment

------------------------------------------------------------------------------

Patrick Groening (2)        Chief Financial Officer    35         January 2006

Thomas E. Hogan             Director                   65        December 2005

Steven N. Khan (3)(1)       Executive VP/Director      51            June 2005

David Marchioni (4) (1)     VP Exploration/Director    59        December 2005

Norman MacKenzie  (1)       Director                   62        December 2005

Devinder Randhawa (5)       CEO/Director               47        December 2005

Tunaye Sai (6)              President/Director         60            June 2006

Donald Scoretz              Director                   70          August 2006

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about a third of his time on the affairs of the Company.

(3)  He spends about a third of his time on the affairs of the Company.

(4)  He spends about a third of his time on the affairs of the Company.

(5)  He spends about a third of his time on the affairs of the Company.

(6)  He spends about 80% of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

Patrick Groening, Chief Financial Officer of the Company, obtained his Chartered Accountant designation in 1999 and is a member of the Institute of Chartered Accountants of British Columbia.  He also holds a professional accounting designation as a Certified Public Accountant and is member of the Illinois Board of Examiners in the United States.  In addition to being an auditor for several years, Mr. Groening has provided business advisory, information technology, and financial accounting services to many medium and large size organizations.  Mr. Groening has held Controller and CFO positions for a number of private and public companies.  Since June 2005, he has been Chief Financial Officer/Corporate Secretary of Sernova Corp., a TSX Venture Exchange listed company focused on medical technologies.  Since March 2004, he has been Chief Financial Officer of Strathmore Minerals Corp., a TSX Venture Exchange listed company, involved in mineral exploration.  Since March 2004, he has been Chief Financial Officer/Corporate Secretary for Wolf Capital Corp., a TSX Venture Exchange listed “capital pool company”.  From July 2000 to December 2003, he was Audit Manager with OAG Bermuda.

Thomas Hogan, Director of the Company, has over forty years experience in the oil/gas industry.  He recently retired as principal, Director and Chairman of BDS International LLC, a Texas-based oil/gas exploration Company; he was with BDS from 1999 to 2002.  From 1999 to 2002, he was principal, Director and Chairman of Paradox Partners LLC, the parent of BDS.  From 1998 to 2003, he was President and Director of Casdeguard Energy Inc.  Since July 2005, he has been Chairman for Yellowstone Resources and Yellowstone Power Inc.  Since 1996, he has been President of Gladstone Power Corp.

Steven N. Khan, a Director of the Company, has been a self-employed consultant since 2003 for private/public early-stage growth companies in all industry sectors of industry, with a focus on the natural resource sector.  He spent twenty years in all aspects of the investment industry, including retail, institutional, corporate finance, capital markets, and investment banking areas.  Mr. Khan has held senior management roles including serving as President, Chief Executive Officer, and Chairman of a number of regional and national Canadian investment brokerage houses.  Mr. Khan completed his Bachelor of Science and Master of Business degrees at the University of British Columbia before entering the investment industry. He is a Fellow of the Canadian Securities Institute, holds a Chartered Financial Analyst designation, and is a member of the CFA Institute.  He was President of Northern Securities Inc. {2002-2003}; President/VP Capital Markets for Georgia Pacific Securities Inc. {2001-2002}; and Executive VP/Chairman/CEO of IPO Capital Corp. {1998-2001}.  Mr. Khan was Executive VP, Business Development of CCE since its incorporation in September 2004.  Since November 2003, he has been a Director of Strathmore Minerals Corp., a TSX Venture Exchange listed company. Since July 2003, he has been a Director of Wolf Capital Corp., a TSX Venture Exchange listed “capital pool company”.  From December 2005 to January 2006, he also was Chief Financial Officer for the Company.

David Marchioni, VP Exploration and Director of the Company, received a Professional Geologist designation from the Association of Professional Engineers Geologists, Geophysicists of Alberta in 1992.  He received his MBA from the University of Calgary in 1992; a PhD. (coal geology) from Newcastle, NSW, Australia in 1977; and a B.Sc. (Honors 1; Geology) from the University of Newcastle, Australia in 1968.  Since 1992, Mr. Marchioni, through his consulting business, Petro-Logic Services, has focused on coal bed methane projects.

Norman J. Mackenzie, Director of the Company, has over twenty-five years experience in corporate management, with a focus on the oil/gas industry.  Since 1997, he has been Chairman/Director {CEO since November 2004) of Raptor Capital Corp., a TSX Venture Exchange traded company in the oil/gas industry.  Since 1988, he has been President of Normac Investments Inc., a private energy investment company; from November 1997 to March 2005, he was a Chairman/Director of Scimitar Hydrocarbons Inc.; from August 1998 to June 2000, he was a Director of Canex Energy Inc., a TSX Venture Exchange traded company in the oil/gas industry; from April 2000 to July 2001, he was a Director of Westlinks Resources Ltd., a TSX Venture Exchanged traded company in the oil/gas industry; and since January 2005, he has been a Director of C & C Energy Canada Inc., a publicly-traded company in the oil/gas industry.

Devinder Randhawa, Chairman/CEO and a Director of the Company, is founder and President, since August 1993, of RD Capital Inc., a privately-held consulting firm providing venture capital and corporate finance services to emerging companies.  Mr Randhawa was President of the Company from December 2005 until June 2006, when he relinquished the Presidency and became Chairman/CEO.  Mr. Randhawa received a Bachelors Degree in Business Administration with Honors from Trinity Western College of Langley, British Columbia in 1983 and received his Masters in Business Administration from the University of British Columbia in 1985.  Mr. Randhawa was formerly the President of Lariat Capital Inc. (which merged with Medicure in November 1999); was the founder and President/CEO/Director of Royal County Minerals Corp. from 1998 to 2003 (which was taken over by Canadian Gold Hunter in July 2003); and was the founder and President/CEO/Director of Predator Exploration Ltd. from 2000 to June 2003 (which was taken over by SignalEnergy Inc.).  Mr. Randhawa was in the brokerage industry for six years as an investment advisor and corporate finance analyst.  Currently, Mr. Randhawa is: President/CEO/Director of Strathmore Minerals Corp., a TSX Venture Exchange listed company, which he founded in 1996; President/CEO/Director of Wolf Capital Corp., a TSX Venture Exchange listed “capital pool company, which he founded in July 2003; President/CEO/Director of Pheromone Sciences Corp., a TSX Venture Exchange listed company focused on medical technologies, since March 2005.

Mr. Tunaye Sai has close to 35 years of international experience in the mining and oil and gas industries. Trained as a mining engineer, Mr. Sai has consulted to private and public companies active in countries including Burma, Malaysia, Thailand, Ecuador, Brazil, Papua New Guinea, France, Italy, Mexico, Indonesia, USA, Venezuela, Canada, and China.  In recent years he has focused on CBM resource development in China where he has assembled a team of exploration and development professionals.  Mr. Sai and his team have successfully negotiated several CBM joint venture partnerships with the Chinese government and the state-owned China United Coalbed Methane Company (CUCBM).  As Director of China Operations for Pacific Asia China Energy Inc., Mr. Sai administers the overall planning process and supervises the exploration drilling and development program currently underway.

Mr. Sai received his Bachelor of Engineering (Mining), and B.E. (Mining) from the Rangoon Institute of Technology, Burma, and received a Post Graduate Diploma in Management and Administration from the Institute of Economics Rangoon, Burma.  He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum, and also a member of Australasia Institute of Mining and Metallurgy.  Mr. Sai is fluent in Chinese, English, Burmese, Thai, Laos, and Spanish.

Since 2001, Mr. Sai has been President of Kensam Enterprises Inc., a privately held company involved in oil and gas. From 1995 to 2001 he was President of Golden Pacific Resources, a privately held company involved in the oil and gas industry. From June 1998 to May 2001, Mr. Sai was the President of Consolidated Golden Thunder Ltd, a public company involved in oil and gas. It traded on the Vancouver Stock Exchange (VSE).

Donald Scoretz, a Director of the Company, has been retired for the past 10 years.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite certain of the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

In August 2004 Steven Khan entered into a settlement agreement with the Investment Dealers Association wherein Mr. Khan accepted that, in 1999, when he was Chairman/CEO of IPO Capital Corp., he failed to prohibit a representative of IPO Capital Corp. from selling certain securities when the only person undertaking due diligence thereon was not qualified to do so.  He was fined $8,000 and assessed $2,000 of costs.  Other than disclosed above, during the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with, other than temporary TSX Venture Exchange cease-trade orders.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management/Director Cash Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2007 ended 2/28/2007 was $405,459:

a.  Devinder Randhawa, President/CEO/Director                         $136,259

b.  Tunaye Sai, President/Director                                     $76,667

c.  Steven Khan, Executive VP/Former CFO/Director                      $60,533

d.  Patrick Groening, Chief Financial Officer                          $48,000

e.  David Marchioni, Director, Director                                $84,000

In addition to their cash compensation (salaries/consulting fees) indicated above, the aforementioned Senior Management/Directors were paid material funds for engineering/consulting work for the Company as described in ITEM #7.B.

Effective 12/30/2005: Devinder Randhawa was appointed President/CEO/Director with an annual salary of $120,000; effective 3/01/2006 Mr. Randhawa relinquished the Presidency and became Chairman/CEO/Director.  Effective 12/30/2005, Steven Khan was appointed Chief Financial Officer (subsequently Executive VP) with an annual salary of $60,000; and effective 1/27/2006, Patrick Groening was appointed Chief Financial Officer with an annual salary of $48,000.  Tunaye Sai was appointed President/Director on 5/03/2006 with an annual salary of $120,000.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors, employees, and consultants.  No SARs (stock appreciation rights) were granted during this period.  During Fiscal 2007, 100,000 stock options expired unexercised and/or were cancelled.

Table No. 4

Stock Option Grants in Fiscal 2007 Ended 2/28/2007

__________________________________________________________________________________

__________________________________________________________________________________

                           Percentage                   Market Value of Securities

                     Number        of    Exer.                  Underlying Options

                         of     Total   Price                              on Date

                    Options   Options     Per        Grant   Expiration   of Grant

Name                Granted   Granted   Share         Date         Date  Per Share

----------------------------------------------------------------------------------

Officers & Directors

David Marchioni     250,000       23%   $1.50    5/03/2006    5/03/2011      $1.61

Tunaye Sai          300,000       27%   $1.50    4/12/2006    4/12/2011      $1.43

Total               550,000       50%

Employees/Consultants

Total               550,000       50%

TOTAL             1,100,000      100%

__________________________________________________________________________________

__________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no stock options were exercised by Senior Management, Directors and/or employees/consultants.  Also, no SARs were granted during Fiscal 2007.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 5

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

____________________________________________________________________________

____________________________________________________________________________

                   Number                               Value of Unexercised

                       of                     Number of         In-the Money

                   Shares           Unexercised Options           Options at

                 Acquired  Aggregate  at Fiscal Yearend       Fiscal Yearend

                       on      Value       Exercisable/         Exercisable/

Name             Exercise   Realized      Unexercisable        Unexercisable

----------------------------------------------------------------------------

Devinder Randhawa     nil       $nil    600,000     nil     $90,000     $nil

Steven Khan           nil       $nil    600,000     nil      90,000     $nil

Thomas Hogan          nil       $nil    250,000     nil      37,500     $nil

Norm Machenzie        nil       $nil    250,000     nil      37,500     $nil

David Marchioni       nil       $nil    250,000     nil         nil     $nil

Tunaye Sai            nil       $nil    550,000     nil      45,000     $nil

Patrick Groening      nil       $nil    150,000     nil      22,500     $nil

----------------------------------------------------------------------------

Subtotal                              2,650,000     nil    $322,500     $nil

Employees/Consultants nil       $nil  2,750,000     nil    $ 15,000     $nil

----------------------------------------------------------------------------

TOTAL                 nil       $nil  5,400,000     nil    $337,500     $nil

____________________________________________________________________________

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 4, No. 4. No. 6, and No. 7 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 6 and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

   --- No Disclosure Necessary ---

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the Chairman/CEO, the President, and other Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The Chairman/CEO, the President, and other Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Steven Khan, Norman Mackenzie, and David Marchioni.  The Audit Committee met four times during Fiscal 2007 and met four times during Fiscal 2008.

The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management.  The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and progress within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The committee administers and monitors compliance with, and provides guidance relating to, any conflicts of interest and ethical standards of the Company.

6.D.  Employees

As of 7/31/2007, the Company had forty-eight full-time and five part-time employees, including the five Senior Management; forty-two of these employees are located in China, including the President/Director of China Operations.  As of 2/28/2007 and 2/28/2006, the Company had forty-eight full-time and five part-time employee(s); and twenty-eight full-time and five part-time employee(s), respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The Company is aware of one “non-insider” holder who controls 5% or more of the outstanding shares, North American Oil & Minerals Inc., half owned by Tunaye Sai and half owned by Donald Scoretz; its holdings are disclosed in the names of its two shareholders.

Table No. 6

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

July 31, 2007

____________________________________________________________________________

____________________________________________________________________________

Title of                                      Amount and Nature      Percent

Class      Name of Beneficial Owner     of Beneficial Ownership   of Class #

----------------------------------------------------------------------------

Common     Norman Mackenzie (1)                         290,000         0.3%

Common     David Marchioni (2)                          860,000         1.0%

Common     Steven Khan (3)                            1,585,500         1.7%

Common     Thomas Hogan (4)                           2,121,500         2.3%

Common     Devinder Randhawa (5)                      5,398,066         6.0%

Common     Donald Scoretz (6)                         6,750,000         7.4%

Common     Patrick Groening (7)                         305,000         0.3%

Common     Tunaye Sai (8)                             7,050,000         7.8%

           Directors and Management                  24,360,066        26.8%

           TOTAL                                     24,360,066        26.8%

----------------------------------------------------------------------------

(1)    250,000 represent currently exercisable stock options.

(2)    500,000 represent currently exercisable stock options.

(3)    600,000 represent currently exercisable stock options.

        78,500 represent currently exercisable warrants.

(4)    250,000 represent currently exercisable stock options.

(5)    600,000 represent currently exercisable stock options.

        50,000 represent currently exercisable warrants.

       300,000 shares are held indirectly through RD Capital Inc,

               a private company controlled by Mr. Randhawa.

     4,448,066 represent common shares currently held.

(6)    250,000 represent currently exercisable stock options.

     6,500,000 shares are held indirectly through North American Oil &

               Mineral Inc., a private company half owned by Mr. Scoretz.

(7)

 150,000 represent currently exercisable stock options.

  35,000 represent currently exercisable share purchase warrants.

(8)    550,000 represent currently exercisable stock options.

     6,500,000 shares are held indirectly through North American Oil &

     Minerals Inc., a private company half owned by Mr. Sai.

#  Based on 90,469,553 common shares outstanding at 7/31/2007 and warrants and stock options held by each beneficial holder exercisable within sixty days.

_______________________________________________________________________________

_______________________________________________________________________________

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Business Corporations Act (British Columbia), and the Alberta Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the “Stock Option Plan”) on 12/16/2005.

The principal purposes of the Company’s stock option plan are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of ten years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1),

    in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11, as well as the number of options granted to Directors/Senior Management and all employees/ consultants as a group.

Table No. 7

Stock Options Outstanding

July 31, 2007

______________________________________________________________________________

______________________________________________________________________________

                    Number of Shares of

                                 Common    Exercise         Grant   Expiration

Name                              Stock       Price          Date         Date

------------------------------------------------------------------------------

Devinder Randhawa               600,000       $0.50     12/30/2005  12/30/2010

Tunaye Sai                      250,000       $0.50     12/30/2005  12/30/2010

Steven Khan                     600,000       $0.50     12/30/2005  12/30/2010

Tom Hogan                       250,000       $0.50     12/30/2005  12/30/2010

David Marchioni                 250,000       $0.50     12/30/2005  12/30/2010

Norm Mackenzie                  250,000       $0.50     12/30/2005  12/30/2010

Pat Groening                    150,000       $0.50     12/30/2005  12/30/2010

Tunaye Sai                      300,000       $1.50     04/12/2006  04/12/2011

David Marchioni                 250,000       $1.50     05/03/2006  05/03/2011

Total Management/Directors    2,900,000

------------------------------------------------------------------------------

Employees/Consultants         1,550,000       $0.50     12/30/2005  12/30/2010

                                200,000       $1.50     01/25/2006  01/25/2009

                                200,000       $1.50     02/15/2006  02/15/2011

                                 50,000       $0.50     03/10/2006  03/10/2008

                                200,000       $1.50     04/12/2006  04/12/2011

                                 50,000       $1.50     04/12/2006  04/12/2011

                                200,000       $1.50     04/12/2006  04/12/2011

                                 50,000       $0.50     01/25/2007  01/25/2012

Total Employees/Consultants   2,500,000

------------------------------------------------------------------------------

Total                         5,400,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 6.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders direct/indirect holdings of common shares.

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                             2/28/2007   2/28/2006   2/29/2005

Devinder Randhawa                            5,398,066   5,417,866         nil

Tunaye Sai                                   7,050,000         nil         nil

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 6/27/2007, the Company’s shareholders’ list showed 90,469,553 common shares outstanding, with 116 registered shareholders.  96 of these registered shareholders were resident in Canada, holding 80,528,337 common shares (representing about 89% of the issued/ outstanding shares); eleven registered shareholders were resident in the United States, holding 7,022,821 common shares (representing about 8%); and five registered shareholders were resident in other countries, holding 2,848,450 common shares (representing about 3%).

The Company has research the indirect holdings by depository institutions and other financial institutions; based on this research and other research into the indirect holding of other institutions, the Company estimates that there are over 2000 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

The Company entered into the following related party transactions during the year ended 2/28/07 and Fiscal 2007 to 5/31/2007:

a.  paid/accrued consulting fees of $405,459 (2006 = $172,635) to an officer and companies controlled by directors of the Company;

b.  paid/accrued bonuses of $Nil (2006 = $125,000) to an officer and companies controlled by directors of the Company;

c.  issued 5,000,000 shares (2006 = Nil) to a director in conjunction with the acquisition of ACE; and

d.  granted 550,000 (2006 = 1,350,000) share purchase options with an estimated fair value of $317,958 (2006 = $129,126) to Company directors.

e.  For the quarter ended 5/31/2007, the Company paid or accrued consulting fees of $94,292 to officers and a company controlled by a Company director.

Amounts due to related parties at 2/28/2007 are non-interest bearing, unsecured and have no set terms of repayment.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 2/28/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements of the Company as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The reports for the years ended 2/28/2007 and 2/28/2006 and the period ended 2/28/2005 of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

For Fiscal 2007/2006 Ended February 28th

For Fiscal 2006/2005 Ended February 28th

8.A.7.  Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, under a former name, Sarabat Gold Corporation, in April 1990.

The current stock symbol on the TSX Venture Exchange is “PCE”.  The following table lists the volume of trading and high/low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last ten calendar quarters; and the last five calander years.  Trading of the common shares was transferred to the NEX Board effective October 2003 reflecting the Company’s inactive status.  Trading was suspended 2/11/2005 pending completion of the acquisition of CCE.  Trading resumed on the TSX Venture Exchange as a Tier 2 junior oil/gas exploration company on 1/5/2006.

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                             - Sales -

Period                                                       Canadian Dollars

Ended                                Volume            High     Low   Closing

Monthly

 7/31/2007                         2,069,938          $0.61   $0.46     $0.46

 6/30/2007                         1,778,024           0.62    0.50      0.51

 5/31/2007                         2,725,573           0.70    0.55      0.56

 4/30/2007                         2,495,800           0.60    0.50      0.55

 3/31/2007                         4,392,769           0.67    0.57      0.61

 2/28/2007                         5,766,691           0.77    0.48      0.65

-----------------------------------------------------------------------------

Quarterly

 6/30/2007                         6,998,633          $0.70   $0.50     $0.51

 3/31/2006                        13,431,027           0.77    0.44      0.65

12/31/2006                        12,444,681           0.87    0.48      0.58

 9/30/2006                         6,749,900           1.26    0.72      0.65

 6/30/2006                        12,192,549           2.10    1.01      1.15

 3/31/2006                         9,816,420           2.92    1.49      1.52

12/31/2005                               nil           0.16    0.16      0.16

 9/30/2005                               nil           0.16    0.16      0.16

 6/30/2005                               nil           0.16    0.16      0.16

 3/31/2005                             1,300           0.16    0.16      0.16

-----------------------------------------------------------------------------

Yearly

12/31/2006                        41,203,550          $2.92   $0.48     $0.58

12/31/2005                             1,300           0.16    0.16      0.16

12/31/2004                           488,200           0.35    0.10      0.16

12/31/2003                         3,098,900           0.40    0.02      0.26

12/31/2002                           655,700           0.30    0.05      0.08

_____________________________________________________________________________

_____________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”).  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act.  Unless the British Columbia Corporation Act or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7 for additional information.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 488 holders of the share purchase warrants: 444 of whom were resident in Canada; 21 of whom were resident in the United States; and 23 international holders.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 9

Share Purchase Warrants Outstanding

July 31, 2007

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still                                      Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

12/30/2005     3,250,000     2,663,125      $0.24   $0.24           12/30/2007

12/30/2005     1,075,000     1,045,000      $0.50   $0.50           12/30/2007

12/30/2005     6,617,000     6,346,250      $0.75   $0.75           12/30/2007

12/30.2006     5,000,000     4,965,000      $0.75   $0.75            1/31/2008

12/20/2005     3,564,000     2,664,000      $0.75   $0.75            1/31/2008

 8/23/2006         2,000         2,000      $0.75   $0.75           12/30/2007

04/25/2006         6,000         1,500      $0.75   $0.75           12/30/2007

05/05/2006        11,940        11,940      $0.75   $0.75           12/30/2007

05/08/2006        45,350        32,850      $0.75   $0.75           12/30/2007

05/24/2006        25,000        25,000      $0.75   $0.75           12/30/2007

06/14/2006        15,000        15,000      $0.75   $0.75           12/30/2007

07/06/2006         1,250         1,250      $0.75   $0.75           12/30/2007

07/11/2006        12,500        12,500      $0.75   $0.75           12/30/2007

04/05/2007     4,909,400     4,909,400      $0.65   $0.65            4/05/2009

05/07/2007     2,789,236     2,789,236      $0.65   $0.65            5/07/2009

05/07/2007       669,065       669,065      $0.65   $0.65            5/07/2009

              27,992,741    26,153,116

______________________________________________________________________________

______________________________________________________________________________

Escrowed Securities

Pursuant to the acquisition of CCE, the principals of the Company entered into a Value Security Escrow Agreement (the “VSE Agreement”) with the Company and Pacific Corporate Trust Company (the Company’s transfer agent) in respect of the 10,000,000 Shares to be issued by the Company for the acquisition of CCE (the “Transaction Shares”), as outlined below:

______________________________________________________________________________

a.  Devinder Randhawa (1)                                     5,000,000 shares

b.  Thomas E. Hogan                                           2,500,000 shares

c.  Jeffrey Gould                                             2,500,000 shares

(1)  Of these, 3,400,000 Shares are subject to option agreements held by third parties, exercisable upon release of the shares from escrow.  At

     7/31/2007, a total of 2,000,000 shares remained in escrow pursuant to the agreement described above.

______________________________________________________________________________

The VSE Agreement is in a form prescribed by the TSX Exchange and is required to be entered into by the principals of the Company when a reverse takeover occurs (as such terms are defined in TSX Exchange policies).  Unless otherwise modified, all of the above-noted shares will be subject to a VSE Agreement and will be released from escrow pro rata as to 10% on the date of the Final Exchange Bulletin 1/4/2006, and an additional 15% every six months thereafter (expiring 36 months following the Final Exchange Bulletin).  Any release, other than in accordance with the above dates, shall only be made with the prior consent of the applicable securities regulatory authorities.

The VSE Agreement provides that shares may be transferred within escrow to a trustee in bankruptcy or other person legally entitled to such shares provided the holder notifies the Exchange and provides certain required documents to the trustee.  Upon the death of a shareholder, the shares of the deceased shareholder shall be released from escrow and delivered to the deceased shareholder’s legal representative.  The shares held by a shareholder who ceases to be a principal shall remain subject to the escrow conditions.

The Company and the holders of the Transaction Shares have agreed that additional escrow provisions will apply to the said shares over and above those applicable under the VSE Agreement.  Pursuant to an earn-out escrow agreement dated for reference 1/31/2005, the parties have agreed that certain milestones must be achieved for release of the shares.  Specifically, shares will be released on the following basis:

a.  2,500,000 shares on closing in consideration of the Huangshi Property;

b.  1,500,000 shares in consideration of Chenzhou Memorandum of Understanding;

c.  2,000,000 shares upon a production-sharing contract being granted by the

    CUCBM with respect to the Chenzhou Project; and

d.  the balance of 4,000,000 shares upon receipt of an independent geological report confirming the presence of CBM in either the Huangshi or Chenzhou

    Projects, and recommending additional work to further explore for or develop such coal-bed methane.

Shares issued pursuant to the Company’s exercise of its option to acquire an equity interest in ACE will be subject to the provisions of a separate VSE Agreement, on terms similar to those set forth above pertaining to the shares to be issued to acquire CCE, except the initial release date will be the date the Company first acquires an interest in ACE.  Shares issued subsequently, as the option is exercised, will be subject to the same release terms, on a retroactive basis, as the first Shares issued.  All shares issuable by the Company in its acquisition of ACE are issuable to Devinder Randhawa.  As at 7/31/2007, 8,000,000 shares had been issued.

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

Refer to Table No. 13.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 7/31/2007, 2/28/2007 and 2/28/2006, the authorized capital of the Company was an unlimited number of common shares without par value.  At these dates, there were 90,469,553, 74,834,781 and 53,738,626 common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Tables No. 4/5/6/7/9 ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in loans; public/private placements of common shares; shares issued for property; shares issued in debt settlements; and shares issued upon exercise of stock options, share purchase warrants, and convertible debentures.

a.  On 12/30/2005, the Company issued 10,000,000 common shares in connection with its acquisition of CCE.  The Company issued 600,000 common shares, valued at $96,000, as finders’ fees relating to the acquisition.

b.  On 12/30/2005, the Company completed the first private placement that consisted of 6,500,000 subscription receipts at a price of $0.12 per receipt for proceeds of $780,000.  Each subscription receipt was converted to one unit in the capital of the Company.  Each unit was comprised of one share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.24 per share and expire 12/20/2007.

c.  On 12/30/2005, the Company completed a second private placement that consisted of 2,150,000 subscription receipts at a price of $0.25 per receipt for proceeds of $537,500.  Each subscription receipt was converted to one unit in the capital of the Company.  Each unit was comprised of one share and one half-share purchase warrant. Each full warrant entitles the holder to acquire one additional share at $0.50 per share and expire 12/20/2007.

d.  On 12/30/2005, the Company completed a third (brokered) private placement for gross proceeds of $6,617,000 consisting of 13,234,000 purchase receipts at $0.50 per receipt.  Each purchase receipt was converted to one unit in the capital of the Company, with each unit comprised of one common share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.75 per share and expire 12/20/2007.  In consideration of acting as agent, Canaccord Capital Corporation (“Canaccord”) received:

   i.   8% cash commission ($529,360);

  ii.  10% Agent’s Compensation Options entitling Canaccord to purchase

         1,323,400 Units at $0.50 per Unit expiring 12/20/2007;

 iii.  125,000 units as a Corporate Finance Fee; and

  iv.  an administration fee of $5,000; and expenses of $60,000.

All units issued to or acquired by Canaccord are on the same terms acquired by subscribers.

e.  On 12/30/2005, the Company completed a fourth private placement for gross proceeds of $1,782,000 that consisted of 3,564,000 subscription receipts at a price of $0.50 per receipt.  Each subscription receipt was converted to one unit in the capital of the Company, each unit comprised of one share and one share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.75 per share and expire 12/30/2007.  In connection with the placement, the Company paid finder’s fees of $117,040.

f.  On 2/28/2006, the Company completed a fifth private placement for gross proceeds of $5,000,000 that consisted of 10,000,000 subscription receipts at a price of $0.50 per receipt.  Each subscription receipt was converted to one unit in the capital of the Company, each unit comprised of one share and one half-share purchase warrant.  Each full warrant entitles the holder to acquire one additional share at $0.75 per share and expire 2/28/2008.  In connection with the placement, the Company paid finder’s fees of $212,980.

g.  During Fiscal 2006, the Company granted 4,400,000 share purchase options to various directors and consultants with exercise prices ranging from $0.50 to $2.00.  The fair value of the options is estimated to be $782,083 using the Black-Scholes Option pricing model.  Of the estimated fair value, $399,488 is recorded as stock-based compensation in the current year and $382,595 was included as part of the cost of acquiring CCE.

h.  During Fiscal 2006, 320,000 share purchase warrants were exercised for total proceeds of $240,000.

i.  Effective 3/20/2006, the Company issued 18,500,000 common shares in connection with its acquisition of ACE.

j.  During March 2006 - June 2006, the Company issued 1,964,955 common shares for proceeds of $969,165 pursuant to the exercise of stock options/warrants.

k.  On May 7, 2007, the Company completed a private placement for gross proceeds of $8,468,500 consisting of 15,397,272 units at $0.55 each. Each unit consists of one common share and one half-share purchase warrant. Each full warrant entitles the holder to acquire one additional share at $0.65 per share and expire on May 7, 2009. In connection with the placement, the Company paid finder’s fees of $367,986 and issued 669,065 agents’ warrants exercisable at $0.65 for a period of two years, expiring May 7, 2009.

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia (the “Company Act”) on 4/28/1988 as “344472 B.C. Ltd.”.  On 7/1/1988, the Company changed its name to Sarabat Gold Corp.  On 12/3/1996, the Company changed its name to Consolidated Sarabat Gold Corp.  On 11/20/1998, the Company changed its name to CSG Resources Ltd.  On 9/22/1999, the Company changed its name to Artgallerylive.com Management Ltd.  On 1/18/2001, the Company changed its name to Adaptive Marketing Solutions Inc.  On 1/18/2002, the Company changed its name to Permission Marketing Solutions Inc.  On 1/4/2006, the Company changed its name to Pacific Asia China Energy Inc.

On 3/29/2004, British Columbia adopted the Business Corporations Act (British Columbia) (the “New Act”) to replace the Company Act.  At the Annual and Special General meeting of the Company held on 7/25/2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company’s Articles and adopt new Articles, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares.

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company’s articles.

10.C.  Material Contracts

a.  CCE Share Exchange Agreement, dated 1/31/2005;

b.  i)  ACE Share Exchange Agreement, dated 9/16/2005;

   ii)  ACE Share Exchange Closing Agreement, dated 3/20/2006

c.  Memorandum of Understanding with Mitchell Drilling, dated 2/3/2006; and

d.  CCE Production Sharing Agreement, dated October 2003

e.  ACE Production Sharing Agreement, dated December 2004

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 2/28/2006 or 2/28/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditor for its financial statements for the years ended 2/28/2007 and 2/28/2006 and the period ended 2/28/2005 was Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants; 1140 West Pender Street, Suite 1500, Vancouver, British Columbia, Canada V6E 4G1.  Dale Matheson Carr-Hilton LeBonte LLP is a member of the British Columbia Institute of Chartered Accountants.

10.H.  Documents on Display

The Company’s documents can be viewed at 1620 Dickson Avenue #700, Kelowna, British Columbia, Canada  V1Y 9Y2.  Upon the effectiveness of their Registration Statement on Form 20-FR, the Company was subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  Judiciary Plaza, 100 F Street N.E., Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Company’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.  Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses.  As the Company is engaged in exploring coal bed methane properties that, if successful, will produce oil/gas, it can be seen to be exposed indirectly to commodity risk.  Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased.  Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study.  The Company has in the past and may in the future finance its activities by the sale of equity and/or debt instruments.  This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

At the end of Fiscal year ended 2/28/2007 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two unrelated director and the Executive Vice President, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Davidson & Company LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Davidson & Company LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Dale Matheson Carr-Hilton LaBonte LLP to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended February 28, 2007 and 2006       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2007            2006

------------------------------------------------------------------------------

Audit Fees                                             $20,000         $35,560

All Other Fees                                           9,000          11,500

Total                                                  $29,000         $47,060

______________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The reports of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, are included herein immediately preceding the audited consolidated financial statements.

Audited Consolidated Financial Statements

  Auditor's Report, dated 6/18/2007

  Consolidated Balance Sheets at 2/28/2007 and 2/28/2006

  Consolidated Statements of Operations and Deficit

    for the years ended 2/28/2007, 2/28/2006, and 2/28/2005

    and cumulative since incorporation

  Consolidated Statements of Cash Flows

    for the years ended 2/28/2007, 2/28/2006, and 2/28/2005

    and cumulative since incorporation

  Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Certificates of Incorporation and Name Changes, By-Laws/Articles

    --- Incorporated by reference to the Registration Statement as amended;

        and Form 6-K’s ---

2.  Instruments defining the rights of holders of equity or debt securities

    being registered.   --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    --- Incorporated by reference to the Registration Statement as amended;

        and Form 6-K’s ---

5.  Foreign Patents:                                   No Disclosure Necessary

6.  Earnings Per Share Calculation:                    No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:                No Disclosure Necessary

8.  List of Subsidiaries: Refer to ITEM #4.C. in text

9.  Statement Regarding Date of Financial Statements:  No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         and Form 6-K’s ---

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Pacific Asia China Energy Inc.

We have audited the consolidated balance sheets of Pacific Asia China Energy Inc.  as at February 28, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended, the period from September 7, 2004 (date of incorporation) to February 28, 2005 and the period from September 7, 2004 (date of incorporation) to February 28, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, the period from September 7, 2004 (date of incorporation) to February 28, 2005 and the cumulative period from September 7, 2004 (date of incorporation) to February 28, 2007, in accordance with Canadian generally accepted accounting principles.

     “DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 18, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA

-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 18, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

           “DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 18, 2007

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED BALANCE SHEETS

AS AT FEBRUARY 28

	2007	2006

ASSETS

Current
Cash and cash equivalents	$ 2,801,193	$ 10,992,210
Prepaid expense and other receivables	169,407	56,283

	2,970,600	11,048,493

License (Note 4)	527,216	-
Equipment (Note 6)	4,379,186	-
Acquisition advance (Note 7)	-	736,868
Resource property interests (Note 8)	8,263,955	1,092,727

	$ 16,140,957	$ 12,878,088

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 1,017,904	$ 380,192
Bonuses payable (Note 10)	-	125,000
Due to related parties (Note 10)	28,834	-

	1,046,738	505,192

Shareholders' equity
Capital stock (Note 11)	18,083,744	13,824,136
Contributed Surplus (Note 11)	1,470,203	839,856
Deficit	(4,459,728)	(2,291,096)

	15,094,219	12,372,896

	$ 16,140,957	$ 12,878,088

Nature and continuance of operations (Note 1)

Commitments (Note 8)

Subsequent events (Note 16)

On behalf of the Board:

“Devinder Randhawa”	Director	“Steven Khan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED FEBRUARY 28

	2007	2006	Period from Incorporation (September7, 2004) to February 28, 2005	Period from Incorporation (September7, 2004) to February 28, 2007

GENERAL AND ADMINISTRATIVE EXPENSES	$ 2,465,251	$ 1,352,310	$ 42,441	$ 3,860,002

Loss before other item	(2,465,251)	(1,352,310)	(42,441)	(3,860,002)

OTHER ITEM
Interest income	296,619	23,455	-	320,074

Net Loss	(2,168,632)	(1,328,855)	(42,441)	(3,539,928)

Deficit, beginning	(2,291,096)	(42,441)	-	-

Recapitalization adjustment (Note 3)	-	(919,800)	-	(919,800)

Deficit, ending	$ (4,459,728)	$ (2,291,096)	$ (42,441)	$ (6,793,265)

Basic and diluted net loss per share	(0.03)	(0.10)	(0.01)	$ -

Weighted average number of shares outstanding – basic and diluted	72,176,390	12,978,823	10,000,000	-

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED FEBRUARY 28

	2007	2006	Period from Incorporation (September7, 2004) to February 28, 2005	Period from Incorporation (September7, 2004) to February 28, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (2,168,632)	$ (1,328,855)	$ (42,441)	$ (3,539,928)
Non Cash Items:
Stock-based compensation	630,347	399,488	-	1,029,835
Amortization	2,855	-	-	2,855
Prepaid expense and other receivables	(113,124)	(55,542)	(741)	(169,407)
Accounts payable and accrued liabilities	637,712	(267,087)	110,074	480,699
Bonuses payable	(125,000)	125,000	-	-

Net cash used in operating activities	(1,135,842)	(1,126,996)	66,892	(2,195,946)

CASH FLOWS FROM INVESTING ACTIVITIES
Equipment purchased	(4,382,041)	-	-	(4,382,041)
Acquisition advance	-	(736,868)	-	(736,868)
Resource property expenditures	(3,566,860)	(1,087,727)	-	(4,654,587)

Net cash used in investing activities	(7,948,901)	(1,824,595)	-	(9,773,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	28,834	-	-	28,834
Proceeds from issuance of capital stock, net of issue costs	864,892	13,871,909	5,000	14,741,801
Loans payable	-	(490,080)	490,080	-

Net cash provided by financing activities	893,726	13,381,829	495,080	14,770,635

Increase (decrease) in cash	(8,191,017)	10,430,238	561,972	2,801,193

Cash and equivalents, beginning	10,992,210	561,972	-	-

Cash and equivalents, ending	$ 2,801,193	$ 10,992,210	$ 561,972	$ 2,801,193

Supplemental Disclosure with Respect to Cash Flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

Pacific Asia China Energy Inc. (the “Company” or “PACE”) is an exploration stage company incorporated under the British Columbia Business Corporations Act. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol PCE.

The consolidated financial statements contained herein include the accounts of the Company and its subsidiaries, China Canada Energy Inc. (“CCE”), AsiaCanada Energy Inc. (“ACE”), Art Gallery Live (inactive),  Pace Drilling Ltd., and its 50% owned subsidiary Pace Mitchell Drilling Corp. (“PMD”) and its wholly owned subsidiary Mitchell Guizhou Drilling Co. Ltd. (“MGD”) (Note 4).  Significant inter-company balances and transactions are eliminated on consolidation.

CCE was incorporated on September 7, 2004 under the British Columbia Business Corporations Act.  CCE is involved with the exploration and development of coal bed methane in China.  ACE was incorporated on October 29, 2004 under the Alberta Business Corporations Act.

On December 30, 2005 the Company completed a share exchange agreement with the shareholders of CCE whereby the Company acquired 100% of the issued and outstanding shares of CCE in exchange for the issuance of 10,000,000 common shares of the Company.

This transaction resulted in the transfer of voting control of the Company to the former shareholders of CCE and constitutes a reverse take-over under the policies of the TSX-V. Accordingly, these consolidated financial statements  have been prepared on the basis that CCE was the acquirer for accounting purposes and are issued in the name of  PACE but are a continuation of the business of CCE.

On March 20, 2006 the Company completed a share exchange agreement with the shareholders of ACE whereby the Company acquired 100% of the issued and outstanding shares of ACE in exchange for the issuance of 18,500,000 common shares of the Company. (Note 8)

The Company is in the process of exploring and developing its resource properties and has not yet determined whether these properties contain proven reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable operations.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support as needed, and ultimately on generating profitable operations in the future.  The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Except as indicated in Note 15, they also comply, in all material respects, with United States generally accepted accounting principles (“US GAAP”).

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include cash and short term investments with a maturity of 90 days or less from the date of investment.

Resource properties

The Company follows the full cost method of accounting for coal bed methane operations, whereby all costs of exploring for and developing coal bed methane reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include project acquisition costs, geological and geophysical charges, direct internal costs, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells.

Should the Company establish properties with proven reserves, the costs in each cost centre will be depleted and depreciated using the unit-of-production method based on the estimated proven reserves before royalties.  The costs of acquiring and evaluating significant unproven properties are initially excluded from depletion calculations.  These unevaluated properties are assessed on a reporting period basis to ascertain whether impairment has occurred.  When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on forecasted prices and costs at the balance sheet date) plus the lower of cost and estimated fair value (net of impairments) of unproved properties.  The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of coal bed methane properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method.  Costs are estimated each year by management based on current regulations, costs, and technology and industry standards.

If the Company's exploration and production activities are conducted jointly with others, the accounts reflect only the Company's proportionate interest in such activities.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company recognizes compensation expense for all stock-based rewards and options using the fair value based method.  The fair values of stock-based rewards and options are determined using the Black-Scholes option pricing model and recorded as stock-based compensation in the period the rewards and options are granted and vested.  Any cash paid on the exercise of stock options is added to the stated value of common shares.

Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year.

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the year.

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Equipment

Equipment is carried at cost and amortized over its useful life. Drilling equipment will be amortized over its expected life of 10 years with no salvage value.

Long-lived assets

The Company reviews the carrying value of long-lived assets, whenever events or changes in circumstances that would indicate impairment.  Carrying value is assessed by management with reference to the estimated recoverable value based on factors including, estimated undiscounted and discounted future cash flows, financial operating conditions, obsolescence and value in use.  Should management determine that the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of shares outstanding during the period.

Risk management

The Company is engaged primarily in the exploration for coal bed methane and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to exploration.  In management’s opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity.

The Company generates nominal revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company’s functional currency is the Canadian dollar. All current exploration activities occur in China. The Company’s subsidiary uses the RMB as its functional currency and is subject to foreign currency fluctuations in satisfying obligations related to its Chinese exploration and administration activities. Currently the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, determination of fair value for stock based transactions and income taxes.  Financial results as determined by actual events could differ from those estimates.

Variable Interest Entities

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”) on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (”VIE”). An enterprise holding other that a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

During the year, the Company entered into an agreement with an unrelated party to form a drilling contractor company with joint control. Initially the Company expects to be the primary beneficiary of the drilling joint venture and accordingly accounts for its interest in the joint venture on a consolidated basis (Note 5).

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Comparative Figures

Certain comparative figures have been reclassified to correspond with the presentation adopted in the current year.

3.

RECAPITALIZATION TRANSACTION

On December 30, 2005 the Company completed a share exchange agreement with CCE whereby the Company acquired all the issued share capital of CCE in exchange for issuing 10,000,000 common shares of the Company.  As the transaction constitutes a reverse take-over under the policies of the TSX-V, the common shares issued for the acquisition are subject to escrow agreements and will be released over a three year period.  Legally, the Company is the parent of CCE.  However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purpose.

The application of reverse takeover accounting to the above transaction resulted in the following:

a)

These consolidated financial statements are issued under the name of PACE but are presented as a continuation of the business of CCE.

b)

As CCE is deemed to be the acquirer for accounting purpose, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their historical value.

c)

The number and class of outstanding shares reported are those of PACE, adjusted for the acquisition while the dollar amounts relating to share capital, contributed surplus, and deficit are those of CCE.

d)

A summary of the reverse take-over recapitalization adjustments is as follows:

Net liabilities of PACE assumed	$ 537,203
Acquisition costs	382,597

Excess of purchase price over net assets acquired charged to deficit	$ 919,800

e)

Prior to the execution of the share exchange agreement with CCE, the Company cancelled 234,752 common shares that were held in escrow.

4.

LICENSE

	February 28, 2007			February 28, 2006 and 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

License	$ 527,216	$ -	$ 527,216	$ -	$ -	$ -

During the year ended February 2007, the Company issued 1,075,950 common shares to MDI in exchange for the China licensing rights to use the proprietary Dymaxion drilling system of MDI.  This licence is to be used in the operations of PMD over 10 years (Note 4).  The Company will amortize the license during the period the license is put into use.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

5.

JOINT VENTURE AGREEMENT

In November 2006, the Company entered into a 50/50 joint venture agreement with Mitchell Drilling International PTY Ltd. (“MDI”) to construct, market and operate drilling rigs in China.  The Company agreed to loan PMD up to US$6,000,000 to fund the joint venture.  As at February 28, 2007, the Company had loaned  $4,771,853 to PMD.  MDI agreed to license its proprietary drilling system to the Company and will provide management expertise to operate the drilling rig business which commenced operations in the first quarter of fiscal 2008.  Pursuant to the agreement, PMD will repay the Company the balance of its loans  prior to the Company and MDI sharing equally in the profits of PMD.

Accordingly, pursuant to AcG 15 the Company’s interest in PMD has been accounted for as a variable interest entity and the Company has recorded 100% of the assets, liabilities and operations of PMD since its formation.

6.

EQUIPMENT

	February 28, 2007			February 28, 2006 and 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office Equipment	$ 5,906	$ 2,855	$ 3,051	$ -	$ -	$ -
Drilling Equipment	4,376,135	-	4,376,135	-	-	-

	$ 4,382,041	$ 2,855	$ 4,379,186	$ -	$ -	$ -

The Company will commence amortizing its drilling equipment during the period that the equipment is put into use.

7.

ACQUISITION ADVANCE

The Company advanced $736,868 to ACE as an advance towards the acquisition.  The advance does not bear interest and has no specific terms of repayment and accordingly has been classified as a long term asset.  On March, 20, 2006 the Company acquired ACE and inter-company balances were eliminated on consolidation.

8.

RESOURCE PROPERTY INTERESTS

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance of historical characteristics of many resource properties.  The Company has investigated beneficial ownership of its resource properties and, to the best of its knowledge, its beneficial ownership to its property is in good standing.

During the prior year, CCE entered into a series of agreements to acquire a minimum 70% participating interest in a coal bed methane project located in Huangshi, China.  In consideration for the interest, CCE issued 5,000,000 common shares valued at $5,000, paid $503,292 (US$398,174), assumed an obligation of $247,880 (US$200,000) and assumed the vendors obligations under a production sharing contract with China United Coal Bed Methane Corporation Ltd. (“CUCBM”).  On December 30, 2005, the Company acquired all the outstanding shares of CCE.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

8.

RESOURCE PROPERTY INTERESTS (continued)

Pursuant to the production sharing contract with CUCBM, the Company is required to drill a minimum of five exploration wells totaling 2,500 meters, conduct pilot development work and expend a minimum of US$1,500,000 on exploration operations. The Company is responsible for 100% of the exploration costs and is required to complete the exploration program within two years. At the conclusion of the exploration period, the Company has the option to terminate the contract but will be required to pay, at that time, any unfulfilled balance of the minimum exploration work commitment.

Pursuant to a share purchase option agreement dated August 29, 2005, on March 20, 2006 the Company completed the acquisition of Asia Canada Energy Inc. ACE by issuing 18,000,000 common shares and 500,000 finder’s fee common shares valued at $2,867,500, to the shareholders of ACE, of which 5,000,000 shares were issued to a common director with the Company.  ACE has a profit sharing contract with CUCBM to explore for and develop coal bed methane resources in the province of Guizhou, China.  PACE can earn a 60 per cent interest by funding up to US $8,000,000 for an exploration pilot program.  Under the agreement, the Company is committed to spending  US$8,000,000  on the Guizhou coal bed methane project over 4 years.

The Company has accounted for this acquisition of ACE using the purchase method of accounting. The excess of purchase consideration over the net book value of the net assets acquired will be recorded as resource property interest as follows:

Purchase price (18,500,000 Common Shares)		$ 2,867,500

Net Identifiable Assets:
Cash	$ 369,520
Resource property interests	644,109
Liabilities assumed	(1,027,219)
Net asset deficiency		(13,590)

Excess allocated to resource property costs		$ 2,881,090

The following table summarizes deferred exploration costs, as of February 28, 2007, 2006 and 2005:

	Huangshi Property	Guizhou Property	Total Property Expenditures

Resource Property Balance, February 28, 2005	$ -	$ -	$ -
Acquisition cost	$ 756,172	$ -	$ 756,172

Deferred exploration cost:
Geologists	23,131	-	23,131
Supplies	13,499	-	13,499
Personnel fees	271,006	-	271,006
Travel	28,919	-	28,919

Resource Property Balance, February 28, 2006	1,092,727	-	1,092,727

-Continued-

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

8.

RESOURCE PROPERTY INTERESTS (continued)

	Huangshi Property	Guizhou Property	Total Property Expenditures
Continued…

ACE acquisition cost	-	3,525,199	3,525,199
Deferred exploration costs:
CUCBM fees	75,032	295,518	370,550
Geological expenditures	120,903	708,806	829,709
Supplies	46,840	238,455	285,295
Personnel fees	200,028	318,039	518,067
Travel	24,400	202,760	227,160
Drilling and sample testing	327,715	1,087,533	1,415,248

Resource Property Balance, February 28, 2007	$ 1,887,645	$ 6,376,310	$ 8,263,955

9.

LOANS PAYABLE

Loans payable represent bridge financing from RD Capital Inc., a company related by way of a common director, and Providence Securities Inc. for US$200,000 respectively. The loans were repaid in full from proceeds of private placements during the current year. The Company issued 200,000 common shares, valued at $32,000 and recorded as stock-based compensation, to each of the companies as a cost of borrowing.

10.

RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions during the year ended February 28, 2007:

a)

paid or accrued consulting fees of $405,459 (2006 - $172,635; 2005 - $Nil) to an officer and companies controlled by directors of the Company.

b)

paid or accrued bonuses of $Nil (2006 - $125,000; 2005 - $Nil) to an officer and companies controlled by directors of the Company.

c)

issued 5,000,000 (2006 - $Nil; 2005 - $Nil) shares to a director in conjunction with the acquisition of ACE.

d)

granted 550,000 (2006 – 1,350,000; 2005 - Nil) share purchase options with an estimated fair value of $317,958 (2006 -$129,126; 2005 - $Nil) to directors of the Company.

e)

received a bridge loan of $Nil (2006 - $Nil; 2005 - $248,000 (US$200,000)) and repaid the loan plus interest of $Nil (2006 - $4,133; 2005 - $Nil) to a company controlled by a common director. (Note 9)

Amounts due to related parties at February 28, 2007 are non-interest bearing, unsecured and have no set terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

11.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock as at February 28, 2007 is comprised of the following:

	Number of Shares	Amount	Contributed Surplus
Authorized Unlimited number of common shares, without par value
Issued
PACE as at February 28, 2005	7,080,378	$ 9,096,551	$ 40,000
CCE capital stock	10,000,000	10,000	-

Balance prior to reverse take-over	17,080,378	9,106,551	40,000

Elimination of PACE capital stock	-	(9,096,551)	(40,000)
CCE capital stock cancelled	(10,000,000)	-	-
Cancellation of escrow shares	(234,752)	-	-
Shares issued for the acquisition of CCE (a)	10,000,000	-	-
Shares issued pursuant to private placements (a)	35,973,000	13,574,136	57,773
Finders’ fee for acquisition of CCE (b)	600,000	-	-
Warrants exercised (d)	320,000	240,000	-
Stock-based compensation (c)	-	-	782,083

As at February 28, 2006	53,738,626	13,824,136	839,856
Exercise of warrants (d)	1,282,125	775,913	-
Exercise of agents’ options	238,080	119,040	-
Shares issued for intellectual property (Note 5)	1,075,950	527,216
Share issuance costs	-	(30,063)	-
Shares issued for the acquisition of ACE (Note 8)	18,000,000	2,790,000	-
Stock-based compensation	-	-	630,347
Finders’ fee for acquisition of ACE (Note 8)	500,000	77,500	-

As at February 28, 2007	74,834,781	$ 18,083,742	$ 1,470,203

Included in issued capital stock at February 28, 2006 are 10,000,000 common shares subject to an escrow agreement and will be released over a period of three years, subject to regulatory approval. During fiscal 2007 an additional 18,000,000 shares were issued subject to an escrow agreement to be released over a period of three years. At February 28, 2007, 23,700,000 shares remained in escrow.

Private placements

a)

Concurrent to the reverse take-over transaction as disclosed in Note 3, on December 30, 2005, the Company completed one brokered and three non-brokered private placements consisting of 25,448,000 units at prices between $0.12 and $0.50 per unit for gross proceeds of $9,716,500.  21,884,000 units consist of one common share and one half share purchase warrant and 3,564,000 units consist of one common share and one share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at prices between $0.24 and $0.75 per share for a two year period expiring December 30, 2007.

On February 28, 2006 the Company completed a non-brokered private placement consisting of 10,000,000 units at $0.50 per unit for gross proceeds of $5,000,000.  Each unit consists of one common share and one half share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at $0.75 per share for a two year period expiring February 28, 2006.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

11.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Private placements (continued)

In connection with the above private placements the Company issued 525,000 common shares valued at $126,500, granted 1,323,400 agent’s options valued at $57,773, and paid fees totaling $1,084,591 to finders and agents.  Each agent’s option entitles the agent to purchase one unit, consisting of one common share and one half share purchase warrant, for $0.50 per unit.  Each full warrant entitled the agent to acquire one common share at $0.75 per share for a two year period expiring December 30, 2007.

b)

During the year ended February 28, 2006, the Company issued 600,000 common shares as finders’ fees relating to the acquisition.  During the year ended February 28, 2007, the Company issued 18,000,000 common shares upon the acquisition of ACE (Note 8).

c)

During the year ended February 28, 2006, the Company granted 4,400,000 share purchase options to various directors and consultants with exercise prices ranging from $0.50 to $2.00.  The fair value of the options was estimated to be $782,085 using the Black-Scholes option pricing model. Of the estimated fair value, $399,488 was recorded as stock-based compensation during the year and $382,597 was included as part of the cost of acquiring CCE.  During the year ended February 28, 2007, the Company granted 1,100,000 share purchase options to various directors and consultants with exercise prices ranging from $0.50 to $2.38.  The fair value of the options was estimated to be $1, 201,001 using the Black-Scholes option pricing model. Of the estimated fair value, $630,347 was recorded as stock-based compensation during the year.

d)

During the current year, 1,282,125 (2006 – 320,000; 2005 - Nil) share purchase warrants were exercised for total proceeds of $775,913 (2006 - $240,000; 2005 - $Nil).

Agents’ Options

As at February 28, 2007, 1,085,320 agent units are outstanding.  Each unit consists on the right to purchase 1 common share at $0.50 and one half warrant at $0.75.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, February 28, 2005	-	$ -	-	$ -
Granted	19,506,000	0.65	4,400,000	0.61
Exercised	(320,000)	0.75	-	-
Expired/cancelled	-	-	-	-
Outstanding, February 28, 2006	19,186,000	0.65	4,400,000	0.61

-Continued-

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

11.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Stock options and warrants (continued)

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Continued...

Granted	119,040	0.75	1,100,000	1.49
Exercised	(1,282,125)	0.61	-	-
Expired/cancelled	-	-	(100,000)	0.50

Outstanding and currently exercisable, February 28, 2007	18,022,915	$ 0.65	5,400,000	$ 0.80

As at February 28, 2007, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	50,000	$ 2.38	March 10, 2008
	3,900,000	$ 0.50	December 30, 2010
	200,000	$ 1.50	January 25, 2009
	200,000	$ 2.00	February 15, 2011
	750,000	$ 1.50	April 12, 2011
	250,000	$ 1.50	May 3, 2011
	50,000	$ 0.50	January 25, 2012

Total	5,400,000

Warrants
Private placement #1	2,900,625	$ 0.24	December 30, 2007
Private placement #2	1,045,000	$ 0.50	December 30, 2007
Private placement #3	6,346,250	$ 0.75	December 30, 2007
Private placement #4	2,664,000	$ 0.75	December 30, 2007
Private placement #5	4,965,000	$ 0.75	February 28, 2008
Agents’ warrants	102,040	$ 0.75	February 28, 2008

Total	18,022,915

Stock-based compensation

For the year ended February 28, 2007, the Company granted 1,100,000 (2006 – 4,400,000; 2005 - Nil) options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation relating to the options recognized in the statement of operations was $630,347 (2006 - $399,488; 2005 - $Nil) as a result of options granted and vested.  The fair value was recorded as contributed surplus on the balance sheet.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

11.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock-based compensation (continued)

The following assumptions were used for the valuation of stock options and warrants:

	2007	2006	2005

Risk-free interest rate	4.19%	3.97%	-
Expected life	4 years	4 years	-
Annualized volatility	100.00%	100.00%	-
Dividend rate	0.00%	0.00%	-

12.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash and cash equivalents consist of:
Cash	$ 567,027	$ 5,100,870	$ 561,972
Short term investments	2,234,163	5,891,340	-
	$ 2,801,190	$ 10,992,210	$ 561,972

Cash paid during the year for: Interest Income taxes	$ - $ -	$ 4,133 $ -	$ - $ -

Significant non-cash transactions excluded from the statement of cash flows for the periods ending February 28, 2007, 2006 and 2005 include the following:

a)

During the year ended February 28, 2007, issuing 18,500,000 common shares pursuant to the acquisition of ACE as described in Note 8.

b)  During the year ended February 28, 2007, issuing 1,075,950 common shares pursuant to a licensing   agreement to use drilling technology in China.

c)  During the year ended December 31, 2006, 10,000,000 common shares were issue pursuant to the reverse takeover acquisition, $83, 263 towards resource property costs, and assumed an obligation of $247,880 on the acquisition of a resource property.

d)

During the year ended February 28, 2005, CCE issuing 5,000,000 common shares valued at $5,000 pursuant to an agreement to acquire the right to resource property interests.

13.

INCOME TAXES

The Company and its subsidiaries have non-capital losses carried-forward of approximately $3,500,000 (2006 - $8,545,296; 2005 - $8,062,525) which may be available to offset future income for income tax purposes which expire between 2021 and 2026.  The potential tax benefit of these losses has not been recorded as a full-deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

14.

SEGMENTED INFORMATION

Exploration of resource properties and drilling are the Company’s operating segments. Both segments are located in China.

Equipment (for each segment)

	February 28, 2007	February 28, 2006	February 28, 2005

Exploration of resource properties	$ 3,051	$ -	$ -
Drilling	4,376,135	-	-

	$ 4,379,186	$ -	$ -

Loss (for each segment)

	For the Year Ended February 28, 2007	For the Year Ended February 28, 2006	For the Year Ended February 28, 2005

Exploration of resource properties	$ (1,916,495)	$ (1,328,855)	$ (42,441)
Drilling	(252,137)	-	-

	$ (2,168,632)	$ (1,328,855)	$ (42,441)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). For the years ended February 28, 2007 and 2006, there are no reconciling items to the consolidated balance sheets, consolidated statements of operations and deficit and the consolidated statements of cash flows between Canadian GAAP and U.S. GAAP.

a)

 Oil and Gas Interests

The full cost method accounting for coal bed methane operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairment exists. However, in Canada, the impaired amount is measured using the fair value of proved and probable reserves.

There were no impairment charges under Canadian GAAP or US GAAP during the years ended February 28, 2007 and 2006.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

b)

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The implementation of SFAS No. 158 did not have any material impact on the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning March 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The adopting of SAB No. 108 did not have a material effect on the Company’s financial statements.

16.

SUBSEQUENT EVENTS

a)

On May 7, 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring April 5, 2009 and May 7, 2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders. Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring May 7, 2009.

b)

Issued 237,500 common shares for proceeds of $57,000 pursuant to the exercise of share purchase warrants.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc.; SEC File Number 0-52208

Registrant

Dated: August 28, 2007     By /s/ Devinder Randhawa_________________________

                                 Devinder Randhawa, Chairman/CEO/Director

Dated: August 28, 2007     By /s/ Patrick Groening__________________________

                                 Patrick Groening, Chief Financial Officer